Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

INLAND REAL ESTATE CORPORATION,

DRA GROWTH AND INCOME FUND VIII, LLC,

DRA GROWTH AND INCOME FUND VIII (A), LLC

AND

MIDWEST RETAIL ACQUISITION CORP.

Dated as of December 14, 2015

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 14, 2015, is by and among Inland Real Estate Corporation, a Maryland corporation (the “Company”), DRA Growth and Income Fund VIII, LLC, a Delaware limited liability company (“Parent”), DRA Growth and Income Fund VIII (A), LLC, a Delaware limited liability company (“Fund VIIIA” and together with Parent, the “Parent Parties”), and Midwest Retail Acquisition Corp., a Maryland corporation and an indirect wholly owned subsidiary of the Parent Parties (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination transaction in which Merger Sub will be merged with and into the Company with the Company being the surviving entity (the “Merger”), and each outstanding share of common stock, $0.01 par value per share (the “Company Common Stock”), of the Company, will be converted into the right to receive the Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL;

WHEREAS, the respective boards of directors or managers, as applicable, of the Company and the Parent Parties have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the board of directors of the Company has directed that the Merger and the other transactions contemplated by this Agreement be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the stockholders and the board of directors of Merger Sub have taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain stockholders of the Company have executed and delivered to Parent a Voting Agreement pursuant to which each such stockholder has agreed to vote to approve the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, each of the Company, the Parent Parties and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                    Definitions.

(a)                                 For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (except for such changes necessary for the Company to comply with its obligations under this Agreement).

“Action” shall mean any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anchor Tenant” shall mean the tenants of the Company and the Company Subsidiaries identified as “Anchor Tenants” on Section 4.16(a) of the Company Disclosure Letter.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, profits interest, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, in each case sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Company, any Company Subsidiary or any ERISA Affiliate or with respect to which the Company or any Company Subsidiary or any ERISA Affiliate has any obligation or liability.

“Company Board” means the Company’s board of directors.

“Company Bylaws” shall mean the Amended and Restated Bylaws of the Company effective April 16, 2015, as amended through the date hereof.

“Company Charter” shall mean, collectively, the Fifth Articles of Amendment and Restatement of the Company dated August 2, 2013 and the Articles Supplementary Establishing and Fixing the Rights and Preferences of 6.95% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, dated October 13, 2014, as amended through the date hereof.

“Company Employee” shall mean each employee of the Company and/or any Company Subsidiary as of the date hereof.

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that, individually or when aggregated with other events, circumstances, changes or effects, is or would reasonably be expected to be material and adverse to the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company to consummate the Merger before the Outside Date; provided, however, that “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts or any decrease in the market price of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal or regulatory conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Merger or other transactions contemplated hereby, (vii) the taking of any action required or expressly permitted by, or the failure to take any action prohibited by, this Agreement, or any action taken, or not taken, with the consent, waiver or at the request of the Parent Parties in writing, (viii) fires, earthquakes, tornadoes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any Company Property that is substantially covered by insurance (provided that any resulting loss in coverage or premium increases shall be taken into account in determining whether there has been a Company Material Adverse Effect), (x) any Action brought or threatened by or on behalf of any holder of equity interests in the Company arising out of or relating to the Merger or other transactions contemplated by this Agreement, (xi) changes in Law or GAAP, (xii) the identity of the parties hereto or any of their respective Affiliates, Representatives or financing sources, or the pendency or contemplated consummation of the transactions contemplated by this Agreement, including any actual or potential loss or impairment after the date hereof of any Contract or any customer, supplier, partner, employee or other business relation due to any of the foregoing in this clause (xii), and/or (xiii) any actions taken by the Parent Parties, their Affiliates or any of their respective representatives or financing sources after the date hereof (provided that any other events, circumstances, changes or effects contributing to a Company Material Adverse Effect that are not a result of any such action shall be taken into account in determining whether there has been a Company Material Adverse Effect to the extent not covered by any of the foregoing clauses (i) through (xii)), which in the case of each of clauses (ii), (iii), (iv), (v) and (xi) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate industry in the United States, and in the case of clause (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the commercial real estate industry in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties; provided, that the exceptions in clauses (vi), (vii) and (xii) shall not apply to “Company Material Adverse Effect” as used in Section 4.5 and Section 7.2(a) (but only with respect to Section 4.5(a)).

“Company Option” shall mean any outstanding option to purchase shares of Company Common Stock under the Company Stock Plans or otherwise.

“Company Restricted Stock” shall mean any shares of Company Common Stock that were granted pursuant to the Company Stock Plans and are subject to restrictions on transfer and/or forfeiture.

“Company Series A Preferred Stock” means the 8.125% Series A cumulative redeemable preferred stock, $0.01 par value per share, of the Company.

“Company Series B Preferred Stock” means the 6.95% Series B cumulative redeemable preferred stock, $0.01 par value per share, of the Company.

“Company Stock Plan” shall mean the Company’s 2014 Equity Award Plan, 2005 Equity Award Plan, Distribution Reinvestment Plan and Independent Director Stock Option Plan.

“Company Stockholder Approval” means the affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” shall mean (a) any corporation of which fifty percent (50%) or more of the outstanding voting securities is, directly or indirectly, owned by the Company, (b) any partnership, limited liability company, joint venture or other entity of which fifty percent (50%) or more of the total equity interest is, directly or indirectly, owned by the Company or of which the Company or any Company Subsidiary is a general partner, manager, managing member or the equivalent and (c) those joint ventures listed on Section 1.1(a) of the Company Disclosure Letter in which the Company owns, directly or indirectly, less than fifty percent (50%) of the equity interests (the “Company Joint Ventures”).

“Confidentiality Agreement” shall mean the letter agreement, dated June 29, 2015, as amended from time to time, between the Company and Parent.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Environmental Law” shall mean any Law (including, common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to exposure to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control and all other entities, together with the Company or any ERISA Affiliate of the Company, which are treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expenses” shall mean all expenses (including loan application and commitment fees and all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Extended Closing Date” shall mean ten (10) Business Days after the date on which the Satisfaction Time occurs; provided, however, that the Extended Closing Date shall not occur following the Outside Date unless the date that the Company Stockholder Approval is obtained is less than ten (10) Business Days prior to the Outside Date, in which case the Outside Date shall be extended until the date that is ten (10) Business Days following the date that the Company Stockholder Approval is obtained.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Substances” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder:  the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, mold, methane, asbestos, and radon.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money (including prepayment penalties, brokerage costs, unwind costs, termination costs, redemption costs, charges and other premiums payable as a result of the consummation of the transactions contemplated hereby), whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential future earn-out, purchase price adjustment or release or any “holdback” or similar payment), (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), and (vii) any guarantee (other than customary non-recourse carve-out or “badboy guarantees” on Indebtedness that is not material to the Company) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer, director, partner, manager, member, trustee or agent of the Company or served on behalf of the Company as an officer, director, partner, manager, member or trustee of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“knowledge” shall mean the actual knowledge of the following officers and employees of the Company and Parent, as applicable:  (i) for the Company:  each person identified as an executive officer of the Company in the Company’s 2015 Proxy Statement; and (ii) for Parent: Brian Summers, Patrick Judge, Matthew Shore and Roger Stattel.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Liquid Assets” shall mean any of the following, but only to the extent owned individually, free of all Liens:  (i) cash; (ii) certificates of deposit (with a maturity of two (2) years or less) issued by, or savings account with, any bank or other financial institution; (iii) marketable securities listed on a national or international exchange; (iv) U.S. Obligations; or (iv) the face amount of Qualified Capital Commitments.

“MGCL” shall mean the Maryland General Corporation Law.

“New Guarantor” shall mean a newly-formed Affiliate of Parent that is not a controlling Affiliate of Parent to which either of the Parent Parties assigns or delegates any of their respective rights, interests or obligations under this Agreement in accordance with Sections 6.16(b) and 9.5.

“Net Worth” shall mean that, as of the date of any determination, (i) the amount of capital contributions that may be called from the members of a Person pursuant to the terms of such Person’s organizational documents as of the date of calculation, plus (ii) the total book equity of such Person as shown in the most recent quarterly financial statements of such Person, minus (iii) the positive or negative cumulative net change in unrealized appreciation from investments as shown in the footnotes to the most recent quarterly financial statements of such Person (it being understood that the subtraction of such item (A) which is a negative number will result in an increase in Net Worth and (B) will not result in the valuation of an investment or asset exceeding the lower of cost or market (as reflected in such Person’s financial statements for such investment or asset).

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect that will, or would reasonably be expected to, prevent, impair or materially delay the ability of any of the Parent Parties or Merger Sub to consummate the Merger or other transactions contemplated by this Agreement.

“Parent Subsidiary” shall mean (a) any corporation of which fifty percent (50%) or more of the outstanding voting securities is, directly or indirectly, owned by the Parent Parties, and (b) any partnership, limited liability company or other entity of which fifty percent (50%) or more of the total equity interest is, directly or indirectly, owned by the Parent Parties or of which the Parent Parties or any Parent Subsidiary is a general partner, manager, managing member or the equivalent.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Qualified Capital Commitments” shall mean commitments under fully executed, irrevocable, unconditional, valid and enforceable subscription agreements in form and substance approved by the Company (it being understood that following the approval by the Company of a form of subscription agreement, any subscription agreement that does not decrease the likelihood (or could be reasonably read to possibly decrease the likelihood) of a commitment being funded thereunder prior to the Closing Date or increase the likelihood (or could be reasonably read to possibly increase the likelihood) that an investor can withdraw its commitment thereunder prior to the Closing Date as compared to the form approved by the Company shall not require the prior approval of the Company) pursuant to which a Person that Parent reasonably believes in good faith has the financial capability to satisfy its obligations thereunder has committed to invest a specified amount of cash on or prior to the Closing with the applicable Parent Party as of the date of calculation and does not provide for the return of any portion thereof to such Person prior to the Closing.

“Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Satisfaction Time” shall mean such time that all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing) shall have been satisfied or waived by the party entitled to the benefit of the same.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Significant Company Subsidiaries” shall mean Inland Algonquin Commons, LLC, Inland Venture, LLC, Inland Exchange Venture, LLC and Inland TRS Commercial Property Management, Inc.

“Solvent” shall mean that, as of the date of any determination, (i) the present fair saleable value of the properties, rights and assets of the Parent Parties and the Parent Subsidiaries exceeds the total liabilities of the Parent Parties and the Parent Subsidiaries (including a reasonable estimate of the contingent liabilities that would be recorded in accordance with GAAP), (ii) the capital of the Parent Parties and the Parent Subsidiaries, taken as a whole, is not unreasonably small in relation to their business, taken as a whole, and (iii) the Parent Parties and the Parent Subsidiaries, taken as a whole, do not have debts beyond their ability to pay such debts as they mature in the ordinary course of business.

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign or other taxes of any kind, together with any interest, penalties and additions to tax, imposed by any Governmental Authority, including taxes on or with respect to income, franchises, gross receipts, gross income, property, sales, use, ad valorem, transfer, capital stock, payroll, employment, unemployment, alternative or add-on minimum, estimated and net worth, and taxes in the nature of excise, withholding, backup withholding and value added taxes, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign), and shall include any transferee or successor liability in respect of taxes, any liability in respect of taxes under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Tax Return” shall mean any return, report or similar statement, together with any attached schedule, that is required to be provided to a Governmental Authority with respect to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“U.S. Obligations” shall mean securities evidencing an obligation to timely pay principal and/or interest in a full and timely manner that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged, and (ii) not subject to prepayment, call or early redemption.

(b)                                 The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

Acceptable Confidentiality Agreement	Section 1.1(a)
Action	Section 1.1(a)
Adverse Recommendation Change	Section 6.4(d)
Affiliate	Section 1.1(a)
Agreement	Preamble
Alternative Financing	Section 6.12(b)
Anchor Tenant	Section 1.1(a)
Articles of Merger	Section 2.3(a)
Book-Entry Share	Section 3.1(b)
Business Day	Section 1.1(a)
Certificate	Section 3.1(b)
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)

Code	Section 1.1(a)
Commitment Letters	Section 5.5(a)
Company	Preamble
Company Benefit Plan	Section 1.1(a)
Company Board	Section 1.1(a)
Company Bylaws	Section 1.1(a)
Company Charter	Section 1.1(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Employee	Section 1.1(a)
Company Ground Leases	Section 4.16(f)
Company Insurance Policies	Section 4.18
Company Joint Ventures	Section 1.1(a)
Company Leases	Section 4.16(f)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)
Company Option	Section 1.1(a)
Company Option and Restricted Stock Consideration	Section 3.4(b)
Company Option Consideration	Section 3.4(a)
Company Permits	Section 4.6(a)
Company Permitted Liens	Section 4.16(b)
Company Preferred Stock	Section 4.3(a)
Company Properties	Section 4.16(a)
Company Property	Section 4.16(a)
Company Recommendation	Section 4.4(a)
Company Restricted Stock	Section 1.1(a)
Company Restricted Stock Consideration	Section 3.4(b)
Company SEC Filings	Section 4.7(a)
Company Series A Preferred Stock	Section 1.1(a)
Company Series B Preferred Stock	Section 1.1(a)
Company Stock Plans	Section 1.1(a)
Company Stockholder Approval	Section 1.1(a)
Company Stockholder Meeting	Section 1.1(a)
Company Subsidiary	Section 1.1(a)
Company Tax Sharing Agreement	Section 4.17(h)
Company Termination Fee	Section 8.3(a)(i)
Company Title Insurance Policies	Section 4.16(b)
Confidentiality Agreement	Section 1.1(a)
Continuing Employee	Section 6.9(a)
Control	Section 1.1(a)
D&O Insurance	Section 6.8(c)
Debt Financing	Section 5.5(a)
Effective Time	Section 2.3(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)

Exchange Act	Section 1.1(a)
Exchange Fund	Section 3.2(a)
Existing Lenders	Section 6.13(a)
Existing Loan Documents	Section 4.16(l)
Existing Mortgage Loan Documents	Section 4.16(l)
Expense Reimbursement	Section 8.3(a)(iii)
Expenses	Section 1.1(a)
Extended Closing Date	Section 1.1(a)
Fund VIIIA	Preamble
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Inquiry	Section 6.4(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Intervening Event	Section 6.4(h)(i)
IRS	Section 1.1(a)
Knowledge	Section 1.1(a)
Law	Section 1.1(a)
Lenders	Section 5.5(a)
Letter of Transmittal	Section 3.2(c)(i)
Lien	Section 1.1(a)
Liquid Assets	Section 1.1(a)
Material Company Leases	Section 4.16(g)
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(c)
Minimum Net Worth and Liquid Assets	Section 6.16(a)
MGCL	Section 1.1(a)
Net Worth	Section 1.1(a)
New Guarantor	Section 1.1(a)
New Plan	Section 6.9(b)
Notice of Superior Proposal/Intervening Event	Section 6.4(f)
NYSE	Section 1.1(a)
Old Plans	Section 6.9(b)
Order	Section 1.1(a)
Other Existing Loan Documents	Section 4.16(l)
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Audited Financial Statements	Section 5.9(a)
Parent Disclosure Letter	Section 5.11
Parent Financial Statements	Section 5.9(a)
Parent Material Adverse Effect	Section 1.1(a)

Parent Parties	Preamble
Parent Subsidiary	Section 1.1(a)
Parent Termination Fee	Section 8.3(b)
Parent Unaudited Financial Statements	Section 5.9(a)
Payee	Section 8.4(a)
Paying Agent	Section 3.2(a)
Payor	Section 8.4(a)
Person	Section 1.1(a)
Pre-Closing Income Tax Returns	Section 6.14(c)
Pre-Closing Returns	Section 6.14(c)
Preferred Stock Redemption	Section 3.3
Proxy Statement	Section 4.5(b)
Qualified Capital Commitments	Section 1.1(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying Income	Section 8.4(a)
Qualifying Proposal	Section 8.3(a)(i)
REA	Section 4.16(k)
REIT	Section 4.1(c)
REIT Opinion	Section 7.2(d)
Related Party Transaction	Section 4.22
Representative	Section 1.1(a)
Satisfaction Time	Section 1.1(a)
SDAT	Section 2.3(a)
SEC	Section 1.1(a)
Section 8.3 Amount	Section 8.4(a)
Securities Act	Section 1.1(a)
Significant Company Subsidiaries	Section 1.1(a)
Solvent	Section 1.1(a)
Superior Proposal	Section 6.4(h)(ii)
Surviving Entity	Section 2.1
Takeover Proposal	Section 6.4(h)(iii)
Takeover Statutes	Section 4.20
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 4.1(c)
Taxes	Section 1.1(a)
U.S. Obligations	Section 1.1(a)
WARN	Section 4.11(b)

ARTICLE II

THE MERGER

Section 2.1                                    Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the

Company shall continue as the surviving entity in the Merger (the “Surviving Entity”) and shall continue to be governed by the laws of the State Maryland.  The Merger shall have the effects specified in the MGCL.

Section 2.2                                    Closing.  The closing of the Merger (the “Closing”) shall occur on the second (2nd) Business Day, or, at the option of Parent upon written notice to the Company, a later date but in no event later than the Extended Closing Date, after all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same (provided that after the second (2nd) Business Day following the satisfaction or waiver of such conditions, Parent shall no longer have the right to assert the failure of any conditions set forth in Article VII as a basis not to consummate the Closing and all such conditions shall be deemed to be irrevocably satisfied) or at such other time and date as shall be agreed upon by the parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.  The Closing shall take place at the offices of Blank Rome LLP, 405 Lexington Avenue, 24th Floor, New York, NY 10174, or at such other place as agreed to by the parties hereto.

Section 2.3                                    Effective Time.

(a)                                 Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) as provided under the MGCL and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL in connection with the Merger.  The Merger shall become effective at such time as the Articles of Merger have been accepted for record by the SDAT on the Closing Date or on such other date and time (not to exceed 30 days from the date the Articles of Merger are filed with the SDAT) as shall be agreed to by the Company and Parent and specified in the Articles of Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b)                                 The Merger shall have the effects set forth in the applicable provisions of the MGCL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.4                                    Surviving Entity Matters.

(a)                                 Subject to Section 6.8, at the Effective Time, the charter and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the charter and bylaws of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such charter and bylaws.

(b)                                 Subject to Section 6.8, at the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal:

(i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Entity.

ARTICLE III

EFFECT OF THE MERGER

Section 3.1                                    Effect on Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent Parties, Merger Sub or the holder of any securities of the Company, the Parent Parties or Merger Sub:

(a)                                 Cancellation of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary, by Parent or by any Parent Subsidiary shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b)                                 Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) shall automatically be converted into the right to receive $10.60 in cash without any interest thereon (the “Merger Consideration”).  At the Effective Time, each share of Company Common Stock converted into the right to receive the Merger Consideration, pursuant to this Section 3.1(b), when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect thereto other than the right to receive the Merger Consideration in accordance with Section 3.2.

(c)                                  Treatment of Merger Sub Capital Stock.  Each share of common stock of Merger Sub, par value $0.01 per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Entity.

(d)                                 Adjustments.  Notwithstanding anything in this Agreement to the contrary, if at any time from the date of this Agreement until the earlier of (i) the Effective Time and (ii) any termination of this Agreement in accordance with Article VIII, the Company should split, combine or otherwise reclassify the Company Common Stock, or make a distribution or dividend in shares of Company Common Stock (including any dividend or other distribution of securities convertible into Company Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parent Parties or Merger Sub hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change; provided, however, that the foregoing shall not be construed to supersede or in any way limit the prohibitions set forth in Section 6.1 hereof.

Section 3.2                                    Exchange Fund; Paying Agent.

(a)                                 As soon as practicable following the date of this Agreement and in any event not less than five (5) days prior to dissemination of the Proxy Statement, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration, as provided in Section 3.1(b).  On or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash amount, the “Exchange Fund”), for the sole benefit of the holders of shares of Company Common Stock.  Parent shall cause the Paying Agent to make, and the Paying Agent shall make, payments of the Merger Consideration out of the Exchange Fund in accordance with this Agreement and the Articles of Merger.  The Exchange Fund shall not be used for any other purpose.  Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(b)                                 Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock.  From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein.  On or after the Effective Time, any Certificates presented to the Paying Agent or the Surviving Entity for any reason shall be exchanged for the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

(c)                                  Payment Procedures.

(i)                                     As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), the Surviving Entity shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate (A) a letter of transmittal in such form as the Company and Parent may reasonably agree (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof subject to the posting of a bond as required by Section 3.5) to the Paying Agent, and which Letter of Transmittal shall be in such form and have such other customary provisions as the Company and Parent may reasonably agree upon prior to the Closing, and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates may be surrendered by hand delivery or otherwise or (2) the Merger Consideration in exchange therefor may be collected by check or wire transfer to the surrendering holder).

(ii)                                  Upon surrender of a Certificate (or affidavit of loss in lieu thereof subject to the posting of a bond as required by Section 3.5) to the Paying Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate by check or wire transfer to be mailed or delivered by wire transfer, within two (2) Business Days following the later to occur of (A) the Effective Time or (B) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof subject to the posting of a bond as required by Section 3.5), and the Certificate (or affidavit of loss in lieu thereof subject to the posting of a bond as required by Section 3.5) so surrendered shall be forthwith cancelled.  The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof subject to the posting of a bond as required by Section 3.5) upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III.  No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(iii)                               Upon receipt by the Paying Agent of an “agent’s message” in customary form (or any other evidence, if any, of transfer as the Paying Agent may reasonably request), the Paying Agent shall, as promptly as practicable, issue and deliver to each holder of record of Book-Entry Shares the Merger Consideration that such holder has the right to receive pursuant to the provisions of Section 3.1(b), in each case without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Paying Agent, and such Book-Entry Shares shall then be canceled.  No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration payable in respect of the Book-Entry Shares.

(iv)                              In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.2(c)  shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.2(c), each share of Company Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Section 3.2.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration to which they are entitled under this Article III shall thereafter look only to Parent and the Surviving Entity for payment of their claims with respect thereto.

(e)                                  No Liability.  None of the Parent Parties, Merger Sub, the Company, the Surviving Entity or the Paying Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.3                                    Redemption of Company Preferred Stock.  The Merger shall have no effect on the Company Series A Preferred Stock or the Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time and, at and after the Effective Time, the Company Series A Preferred Stock and the Company Series B Preferred Stock shall remain outstanding and shall continue to be Company Series A Preferred Stock and the Company Series B Preferred Stock, respectively, of the Surviving Entity; provided, however, that the Surviving Entity shall, and Parent shall cause the Surviving Entity to, (i) exercise its Special Optional Redemption Right under (and as defined in) the Company Charter within fifteen (15) days after the Closing Date with respect to all of the issued and outstanding Company Series A Preferred Stock and Company Series B Preferred Stock, and (ii) pay, in accordance with the terms of the Company Charter, all amounts that are required to be paid at the times they are required to be paid in connection with the exercise of such Special Optional Redemption Right, including the redemption price in respect thereof and all other fees and expenses that may be payable in connection therewith (and Parent shall cause the Surviving Entity to have immediately available funds necessary to take such actions) (the actions contemplated by clauses (i) and (ii), collectively, the “Preferred Stock Redemption”); provided, further, that the Surviving Entity shall be solely responsible for any and all liabilities arising out of or relating to the failure to pay any such amounts on a timely basis.  Prior to Closing, the Company will, at Parent’s sole cost and expense, cooperate with Parent to the extent required in connection with the exercise of the Special Optional Redemption Right.

Section 3.4                                    Equity Awards.

(a)                                 Company Options.  At the Effective Time, each Company Option, whether or not exercisable, then outstanding and unexercised immediately prior to the Effective Time, shall, as of the Effective Time, be fully vested and be converted into the right to receive (i) the number of shares of Company Common Stock underlying such Company Options times (ii) (x) the Merger Consideration less (y) the per share exercise price of such Company Option (the “Company Option Consideration”).  As of the Effective Time, all Company Options (whether vested or unvested) shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the consideration described in the first sentence of this Section 3.4(a).

(b)                                 Company Restricted Stock.  Immediately prior to the Effective Time, any then-outstanding shares of Company Restricted Stock shall become fully vested and shall entitle the holder thereof to receive the Merger Consideration in accordance with Section 3.1, less any amounts payable upon such acceleration to satisfy any applicable income and employment withholding Taxes (the “Company Restricted Stock Consideration,” and together with the Company Option Consideration, the “Company Option and Restricted Stock Consideration”).

(c)                                  Company Option and Restricted Stock Consideration. No later than two (2) Business Days prior to the Effective Time, the Company shall deliver to Parent a schedule setting forth the Company Option and Restricted Stock Consideration to be paid to the holders of (x) Company Options pursuant to Section 3.4(a) and (y) Company Restricted Stock pursuant to Section 3.4(b). At the Effective Time, Parent shall, to the extent sufficient funds are not available at the Company, deposit the Company Option and Restricted Stock Consideration with the Company for the benefit of the holders of Company Options and Company Restricted Stock, and the Surviving Entity shall (and Parent shall cause the Surviving Entity to) pay the Company Option and Restricted Stock Consideration to such holders as promptly as practicable following the Effective Time (but in no event later than the third (3rd) Business Day following the Effective Time).

Section 3.5                                    Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.6                                    Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.7                                    Withholding.  Parent, the Surviving Entity or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent, the Surviving Entity or the Paying Agent is required to deduct and withhold with respect to equity compensation awards and other compensatory payments to current and former employees of the Company or any Company Subsidiary (including, payments to the holders of Company Options) to the extent (and solely to the extent) required by applicable tax Law, and shall pay over to or deposit with the relevant Governmental Authority such amounts as are required to be paid over or deposited therewith in accordance with applicable tax Law.  All amounts so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, the Surviving Entity or the Paying Agent, as applicable, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Paying Agent, as applicable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to the Parent Parties in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of Article IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article IV of this Agreement to the extent such relationship is reasonably apparent on its face, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in publicly available Company SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to the Parent Parties and Merger Sub that:

Section 4.1                                    Organization and Qualification; Subsidiaries.

(a)                                 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Each Company Subsidiary and, to the knowledge of the Company, each other Person listed on Section 4.3(b) of the Company Disclosure Letter, is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each Company Subsidiary and, to the knowledge of the Company, each other Person listed on Section 4.3(b) of the Company Disclosure Letter, is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)                                  Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”) or a real estate investment trust within the meaning of Sections 856 — 860 of the Code (“REIT”).

(d)                                 Except as set forth on Section 4.1(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether debt or equity) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.2                                    Organizational Documents.  The Company has made available to Parent complete and correct copies of (i) the Company Charter and the Company’s Bylaws, and (ii) the organizational documents of each Company Subsidiary, each as in effect on the date hereof.

Section 4.3                                    Capital Structure.

(a)                                 The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 12,000,000 shares of preferred stock, $0.01 par value per share (the “Company Preferred Stock”), of which 4,400,000 have been classified as Company Series A Preferred Stock and 4,000,000 have been classified as Company Series B Preferred Stock.  At the close of business on December 8, 2015, (w) 100,597,813 shares of Company Common Stock were issued and outstanding, (x) (A) 4,400,000 shares of Company Series A Preferred Stock were issued and outstanding and (B) 4,000,000 shares of Company Series B Preferred Stock were issued and outstanding, and (y) 50,106 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Company Stock Plans.  All issued and outstanding shares of the capital stock of the Company are, and shares of capital stock reserved for issuance when issued in accordance with the respective terms of outstanding awards granted pursuant to the Company Stock Plans will be, duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights.  There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote.

(b)                                 All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable.  All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued.  All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance, will be validly issued, fully paid and nonassessable.  Except as set forth in Section 4.3(b) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all Liens other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.  With respect to those Persons listed on Section 4.3(b) of the Company Disclosure Letter, the Company owns, directly or indirectly, the capital stock and other ownership interests of such Persons so owned by the Company or the Company Subsidiaries, free and clear of all Liens other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained.

(c)                                  Except as set forth in this Section 4.3 or in Section 4.3(c) or Section 4.3(d) of the Company Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights (including profits interests, tracking stock, dividend equivalent rights, stock appreciation rights, phantom stock, preemptive rights), commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to (i) issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any Company Subsidiaries, (ii) issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking, or (iii) redeem, repurchase or otherwise acquire such shares of capital stock, securities or other equity interests. Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.

(d)                                 Section 4.3(d) of the Company Disclosure Letter sets forth a true, complete and correct list of the Company Options and Company Restricted Stock, including: (i) the name of the Person to whom such Company Options or Company Restricted Stock has been granted; (ii) the number of shares subject to each Company Option and Company Restricted Stock; and (iii) the per share exercise price or purchase price for each Company Option.

(e)                                  Except as set forth in Section 4.3(e) of the Company Disclosure Letter, the Company is under no obligation, contingent or otherwise, by reason of any agreement, to register the offer and sale or resale of any of its securities under the Securities Act.

(f)                                   Notwithstanding anything to the contrary contained herein, the representations and warranties made in this Section 4.3 with respect to the Company Subsidiaries as it applies to the Company Joint Ventures with respect to equity interests held by Persons other than the Company or a Company Subsidiary shall be made to the knowledge of the Company.

Section 4.4                                    Authority.

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject, with respect to the Merger, to receipt of the Company Stockholder Approval and the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT. The Company Board, at a duly held meeting, has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) directed that the Merger and the other transactions contemplated hereby be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Merger and the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.4.

(b)                                 This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the Parent Parties and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5                                    No Conflict; Required Filings and Consents.

(a)                                 Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter or Company Bylaws or (B) any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of, or material increase in any cost or obligation of the Company or any Company Subsidiary under, or constitute a default under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien (other than a Company Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except

(i) the filing with the SEC of a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of NYSE, (iii) the filing of the Articles of Merger and the acceptance for record by SDAT of the Articles of Merger pursuant to the MGCL, (iv) such filings as may be required in connection with state and local transfer Taxes, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6                                    Permits; Compliance With Law.

(a)                                 Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14 or Section 4.16, which are addressed solely in those Sections, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice indicating that the Company or any Company Subsidiary currently is not in compliance with the terms of any Company Permit.

(b)                                 Neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11 Section 4.14, Section 4.16 or Section 4.17), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14 or Section 4.16), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7                                    SEC Filings; Financial Statements.

(a)                                 The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2012 (collectively, the “Company SEC Filings”).  Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b)                                 There are no outstanding or unresolved comments from the SEC with respect to any of the Company SEC Filings, and to the knowledge of the Company (i) none of the Company SEC Filings is the subject of ongoing SEC review or outstanding SEC investigation, and (ii) neither the Company nor any of the Company Subsidiaries is the subject of any pending investigations by or before the SEC or NYSE.

(c)                                  Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments, none of which were material).  To the extent required, the Company has compiled in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 that are currently in effect.

(d)                                 Except as reflected or reserved against on the Company’s most recent balance sheet (or, in the notes thereto) included in the Company SEC Filings,  none of the Company or its consolidated subsidiaries has any liabilities or obligations required by GAAP to be reflected in a consolidated balance sheet of the Company and the Company Subsidiaries (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by, or arising out of, or under this Agreement, including Section 6.1 hereof or the transactions contemplated hereby, (ii) incurred in the ordinary course of business since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in Section 4.7(c) of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.8                                    Disclosure Documents.

(a)                                 None of the information included in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b)                                 The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of the Parent Parties or Merger Sub.

Section 4.9                                    Absence of Certain Changes or Events.  Since January 1, 2015, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, the Company and each Company Subsidiary has conducted its business in the ordinary course in all material respects. Since January 1, 2015, there has not been (i) any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect, or (ii) any material change in a method of accounting practice or material change in any tax method or election by the Company or any Company Subsidiary.

Section 4.10                             Employee Benefit Plans.

(a)                     Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan.  The Company has delivered or made available to Parent a copy of each material Company Benefit Plan and, with respect thereto, if applicable, (i) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance contracts, (ii) the three most recent annual reports (Form 5500 series) filed with the IRS, (iii) the three most recent actuarial reports or other financial statements, (iv) the most recent determination letter or opinion letter, if any, issued by the IRS, with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code and (v) all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any Governmental Authority (including the Department of Labor and the IRS), service agreements, stop loss insurance policies, and all related contracts and documents (including the Department of Labor and the IRS), service agreements, stop loss insurance policies, and all related contracts and documents (including all compliance reports and testing results for the past three years, employee summaries and material employee communications), all closing letters, audit finding letters, revenue agent findings and similar documents.

(b)                     Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, (ii) the Company and its ERISA Affiliates have performed all material obligations required to be performed by them under all Company Benefit Plans, and (iii) all contributions and premium payments (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans, including to any funds or trusts established thereunder or in connection therewith, have been made by the due date thereof and all contributions and premium payments for any period ending on or before the Closing Date which are not yet due will have been paid or accrued prior to the Closing Date in accordance with and as required by GAAP or applicable Law.

(c)                      Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Company’s knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(d)                     There is no pending or, to the knowledge of the Company, threatened Action against the Company Benefit Plans, the assets of any of the trusts under such Company Benefit Plans, or against any fiduciary of the Company Benefit Plans with respect to the Company Benefit Plans (other than routine claims for benefits and appeals of such claims) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e)                      No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate maintains, contributes to, or participates in, or has ever maintained, contributed to, or participated in, or otherwise would reasonably expect to have any obligation or liability in connection with:  (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(f)                       Except as set forth in Section 4.10(f) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event:  (i) result in any payment becoming due to any Company Employee or other service provider of the Company or any ERISA Affiliate, (ii) increase or otherwise enhance any benefits otherwise payable by the Company or any ERISA Affiliate or the amount of compensation due to any Company Employee or other service provider of the Company or any ERISA Affiliate or (iii) result in the acceleration of the time of payment or vesting of any such benefits or the funding of any such compensation or benefits.

(g)                      Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan or other compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(h)                     With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and (3)), each such Company Benefit Plan has, at all times while subject to Section 409A of the Code, complied in both form and operation in all material respects with Section 409A of the Code and all applicable guidance thereunder.  Neither the Company nor any Company Subsidiary is a party to or has any obligation under any Contract or Company Benefit Plan to reimburse or otherwise compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

Section 4.11                             Labor and Other Employment Matters.

(a)                     Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has complied and is in compliance with all Laws relating to labor, employment and employment practices, including those Laws governing employee classification, wage and hour, wage payment and compensation, employee benefits, leaves of absence, non-discrimination, anti-harassment, anti-retaliation, whistleblowing, health and safety, workers’ compensation, and immigration.

(b)                     Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary is in compliance with all applicable Laws with respect to plant closings, including the Worker Adjustment and Retraining Notification Act and any similar or local “mass layoff” or “plant closing” Law (“WARN”). There has been no “mass layoff” or “plant closing” as defined by WARN with respect to the Company or any Company Subsidiary within the last six (6) months.

(c)                      Neither the Company nor any Company Subsidiary is a party or subject to any labor union or collective bargaining agreement, and, to the Company’s knowledge, none of the Company’s or any Company Subsidiary’s personnel are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Company Employees.  There are no pending or, to the knowledge of the Company, threatened material labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs against the Company or any Company Subsidiary.

(d)                     Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened investigations, audits, complaints or proceedings against the Company or any Company Subsidiary by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing.

Section 4.12                             Material Contracts.

(a)                                 Except for contracts listed in Section 4.12(a) of the Company Disclosure Letter or filed as exhibits to the Company SEC Filings, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i)                                     is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii)                                  contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Company Subsidiary in any material respect, or that otherwise restricts the lines of business conducted by the Company or any Company Subsidiary or the geographic area in which the Company or any Company Subsidiary may conduct business in any material respect;

(iii)                               constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount outstanding greater than $1,000,000;

(iv)                              requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a ground lease affecting a Company Property) with a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(v)                                 constitutes a loan to any Person (other than a Company Subsidiary directly or indirectly wholly-owned by the Company) by the Company or any Company Subsidiary (other than advances made pursuant to the Company Leases or any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $500,000;

(vi)                              is a leasing or property management agreement or leasing brokerage agreement affecting any Company Property, in each case, other than an agreement between the Company and a Company Subsidiary or among Company Subsidiaries;

(vii)                           is a material office lease or sublease to which the Company or a Company Subsidiary is a party as lessee or sublessee;

(viii)                        constitutes an employment, severance, change in control, labor or collective bargaining agreement;

(ix)                              is an indemnification contract with any officers or directors of the Company or any Company Subsidiaries;

(x)                                 is a joint venture, alliance or partnership agreement with the Persons set forth on Section 1.1(a) and Item 8 of Section 4.3(b) of the Company Disclosure Letter;

(xi)                              is a material license, sublicense and other agreement pursuant to which the Company or any of the Company Subsidiaries is authorized to use Intellectual Property of a third party or a third party is authorized to use, sell, distribute or license any Intellectual Property owned by the Company or any of the Company Subsidiaries or has been engaged to develop any Intellectual Property on behalf of the Company or any of the Company Subsidiaries; or

(xii)                           is a contract and agreement to enter into any of the foregoing.

Each contract listed on Section 4.12(a) of the Company Disclosure Letter to which the Company or any Company Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Company Material Contract”.

(b)                                 Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).  Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof.  None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)                                  Except as set forth in Section 4.12(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any continuing material contractual liability (i) for indemnification under any agreement relating to the sale of real estate previously owned, whether directly or indirectly, by the Company or any Company Subsidiary, except for standard indemnification provisions entered into in the ordinary course of business, or (ii) to make any reprorations or adjustments to prorations that may previously have been made with respect to any Company Property or property formerly owned by the Company or any Company Subsidiary.

Section 4.13                             Litigation.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of the Company, threatened by or before any Governmental Authority, nor, to the knowledge of the Company, is there any investigation pending by any Governmental Authority, in each case, against the Company or any Company Subsidiary or any of its or their respective properties or assets, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property or assets, is subject to any outstanding Order.

Section 4.14                             Environmental Matters.

(a)                                 Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.14(a) of the Company Disclosure Letter:

(i)                                     The Company and each Company Subsidiary and their respective operations are and since January 1, 2013 have been in compliance with all Environmental Laws, and have obtained and currently possess and maintain all Environmental Permits for each of their respective operations, and the Company and each Company Subsidiary are and have been in compliance with such Environmental Permits.

(ii)                                  Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary, in each case which remains unresolved.

(iii)                               Neither the Company nor any Company Subsidiary has entered into or agreed to any pending and unresolved consent decree or order or is subject to any pending and unresolved judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law.

(iv)                              Neither the Company nor any Company Subsidiary is obligated under contract to hold harmless, defend or indemnify any other Person for liabilities or claims arising under Environmental Laws.

(v)                                 No Company Property or any property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or its current or former Subsidiaries or any of their respective predecessors has been the subject of any treatment, storage, disposal, accumulation, generation, release or threatened release of Hazardous Substances in any manner which has given or would reasonably be expected to give rise to liability of the Company or any Company Subsidiary under Environmental Laws.

(b)                                 The Company has delivered or made available to Parent true, correct and complete copies of all environmental reports with respect to any of the Company Properties in the Company’s or any Company Subsidiary’s possession.

(c)                                  This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15                             Intellectual Property.  Except as set forth on Section 4.15 of the Company Disclosure Letter or, as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no third party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary.  Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

Section 4.16                             Properties.

(a)                                 Section 4.16(a) of the Company Disclosure Letter sets forth a correct and complete (in all material respects) list, as of the date hereof, of the common name and street address of each facility and real property owned, leased (as lessee or sublessee), including ground leased, or under contract for purchase or lease by the Company or any Company Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”).  Except as set forth in Section 4.16(a) of the Company Disclosure Letter, (i) to the knowledge of the Company, the legal descriptions of the Company Properties set forth in the Company Title Insurance Policies describe, in all material respects, the legal descriptions of the Company Properties (other than any portions thereof that may have been transferred by the Company or any Company Subsidiary (x) in connection with an eminent domain or similar proceeding or (y) in connection with the sale thereof to a third party prior to the date hereof, provided that rental income and operating expenses arising from any such real property that is the subject of such a sale prior to the date hereof is not reflected in the consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2014), and (ii) as of the date hereof there are no real properties (or ownership interests therein) that the Company or any

Company Subsidiary is obligated to buy, sell, lease or sublease (other than pursuant to Company Leases) at some future date.

(b)                                 The Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens. A correct and complete copy, in all material respects, of each policy of title insurance (each, a “Company Title Insurance Policy” and collectively, the “Company Title Insurance Policies”) issued with respect to any Company Property insuring such fee simple or leasehold title in the Company or a Company Subsidiary, as applicable, under which the Company or a Company Subsidiary is the insured, in the possession of the Company or any Company Subsidiary has been previously delivered or made available to Parent.  For the purposes of this Agreement, “Company Permitted Liens” shall mean any (i) Liens relating to any Indebtedness, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (iii) Company Material Contracts or other non-material contracts, (iv) Liens imposed in connection with zoning regulations, permits and licenses, (v) Liens that are disclosed on the Company Title Insurance Policies, including easements, covenants, rights-of-way, and other similar restrictions of record, (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (vii) any statutory landlords’ Liens and Liens granted to landlords under any lease, (viii) the rights of tenants under Company Leases, and (ix) any other Liens (including easements, covenants, rights-of-way, and other similar restrictions of record), limitations, restrictions or title defects that do not materially impair the value of any Company Property or the continued use and operation of any Company Property as currently used and operated.  Except as set forth in Section 4.16(b) of the Company Disclosure Letter, to the Company’s knowledge, (x) no title company that issued a Company Title Insurance Policy has disclaimed or challenged, in written notice to the Company or any Company Subsidiary, the validity or force and effect of any such Company Title Insurance Policy, and (y) no claim has been made by the Company or any Company Subsidiary against any such Company Title Insurance Policy.

(c)                                  The Company Properties are (x) supplied with utilities and other services as necessary to permit their continued operation as they are now being operated and (y) in good working order sufficient for their normal operation in the manner currently being operated and without any structural defects other than as may be disclosed in any physical condition reports with respect to the Company Properties that have been made available to Parent, except for any of the foregoing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  True, correct and complete (in all material respects) copies of substantially all physical condition reports with respect to the Company Properties in the Company’s or any Company Subsidiary’s possession have been previously delivered or made available to Parent.

(d)                                 Neither the Company nor any of the Company Subsidiaries has received written notice (i) that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect, or (ii) of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)                                  As of the date hereof, except as set forth in Section 4.16(e) of the Company Disclosure Letter, no condemnation, eminent domain or similar proceeding is pending with respect to any Company Property and, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice to the effect that any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) with respect to any Company Property.  As of the date hereof, except as set forth in Section 4.16(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any written notice to the effect that any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties.

(f)                                   Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the rent rolls for each of the Company Properties, as of December 1, 2015, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent (including an indication of whether any Company Property is subject to net leases), are true and correct and (i) correctly reference each tenant under each lease or sublease that was in effect as of December 1, 2015, and to which Company or a Company Subsidiary is a party as lessor or sublessor with respect to each of the Company Properties (all such leases or subleases (including any net leases), together with all amendments, modifications, supplements, renewals, extensions and guaranties related thereto, the “Company Leases”) and (ii) identify the rent payable under each Company Lease as of such date.  The Company has made available to Parent a list of all security deposit amounts currently held under the Company Leases.  True, correct and complete (in all material respects) copies of all (x) ground leases (and all amendments, modifications, supplements, renewals, extensions and guaranties relating thereto) granting a leasehold interest to the Company or any Company Subsidiary in any Company Properties (collectively, the “Company Ground Leases”) and (y) Company Leases, in each case as in effect as of the date hereof, have been delivered or made available to Parent.

(g)                                  Except as set forth in Section 4.16(g) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Lease for real property in excess of 20,000 square feet (each, a “Material Company

Lease”) or Company Ground Lease, (ii) no event has occurred and is continuing that would result in a breach or violation of, or a default under, any Material Company Lease or Company Ground Lease by the Company or any Company Subsidiary, or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Material Company Lease or ground lessor under a Company Ground Lease is in monetary default or default of a material non-monetary obligation under such Material Company Lease or Company Ground Lease, (iii) each Material Company Lease and Company Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law), (iv) no tenant under any Material Company Lease or ground lessor under any Company Ground Lease has asserted in writing a right of set-off or claim or counterclaim against the Company or Company Subsidiary arising out of such Material Company Lease or Company Ground Lease that remains outstanding, (v) no tenant under any Material Company Lease or ground lessor under any Company Ground Lease has a right to cancel or terminate such Material Company Lease or Company Ground Lease prior to the end of the current term except as set forth under such Material Company Lease or Company Ground Lease, (vi) none of the Company or any of the Company Subsidiaries has received written notice of any pending insolvency or bankruptcy proceeding involving any tenant under any Material Company Lease or any ground lessor under any Company Ground Lease, (vii) there are no pending common area maintenance (CAM) audits, percentage rent audits or similar audits by any third party in connection with any Material Company Lease, and neither the Company nor any Company Subsidiary has received written notice from any third party under any Material Company Lease requesting any such audits that have not been commenced (or which such request was revoked prior to commencement thereof), (viii) there are no pending claims regarding violation of a co-tenancy clause under any Material Company Lease, and (ix) no tenant under any Material Company Lease has “gone dark” and remains “dark” or given the Company or any Company Subsidiary written notice of its intention to “go dark” in the future.  As of the date hereof, no purchase option, option to sell, right of first refusal, right of first offer, right of first negotiation or any similar option or right has been exercised under any of the Company Leases or Company Ground Leases, except options whose exercise has been evidenced by a written document as described in Section 4.16(g) of the Company Disclosure Letter and which has been previously provided or made available to Parent.

(h)                                 Except as set forth in Section 4.16(h) of the Company Disclosure Letter, there are no material Tax abatements or exemptions specifically affecting any of the Company Properties, the Company and the Company Subsidiaries have not received any written notice of (and the Company and the Company Subsidiaries do not have any knowledge of) any proposed increase in the assessed valuation of any of the Company Properties, except in each case for any such Taxes or assessment that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)                                     Except for Company Permitted Liens, as set forth in Company Leases, Company Ground Leases and Company Title Insurance Policies or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof that would materially adversely affect the Company’s, or the Company Subsidiary’s, ownership, ground lease or right to use a Company Property subject to a Material Company Lease or Company Ground Lease, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned or ground leased by any Company Subsidiary, which, in each case, is in favor of any party other than the Company or a Company Subsidiary.

(j)                                    Section 4.16(j) of the Company Disclosure Letter lists, (i) each of the Company Properties that are under development as of the date hereof (other than for customary repairs (capital or otherwise), replacements and other similar correction or current or deferred maintenance items in the ordinary course of business or for the performance of tenant improvements or landlord’s work in connection with any Company Lease), (ii) to the knowledge of the Company, all real properties subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, other than those pertaining to customary repairs (capital or otherwise), replacements and other similar correction or current or deferred maintenance items in the ordinary course of business or pertaining to the performance of tenant improvements or landlord’s work in connection with any Company Lease, (iii) any outstanding general construction or construction management contracts in respect of multiple Company Properties that are binding on the Company or any Company Subsidiary, (iv) any outstanding tenant allowances in excess of $100,000 under any Company Lease and the outstanding amounts thereof, and (v) all agreements with third parties currently in force and effect to which the Company or any Company Subsidiary is a party for the management of or the provision of brokerage or leasing agency services to any of the Company Properties.

(k)                                 Neither the Company nor any Company Subsidiary has received written notice that the Company or any Company Subsidiary is in default under any restrictive covenant or reciprocal easement agreement or other similar agreements to which the Company or any Company Subsidiary is a party (each, an “REA”), except for violations or defaults that have been cured (or for which such notice has been revoked) or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has delivered a written notice to a party under an REA that such party is in default under such REA, except for any defaults that have been cured (or for which notice has not been revoked) or would not reasonably be expected to materially impair the value of any Company Property or the continued use and operation of any Company Property as currently used and operated.

(l)                                     Section 4.16(l) of the Company Disclosure Letter sets forth a true, correct and complete list of all material agreements, documents or other instruments evidencing and/or securing Indebtedness secured, in whole or in part, by any of the Company Properties as of the date hereof (collectively, the “Existing Mortgage Loan Documents”) and lists the outstanding principal balance due in respect of each loan evidenced or secured by the Existing Mortgage Loan Documents as of the date indicated thereon.  There are no material agreements, documents or other instruments evidencing and/or securing Indebtedness obligations of the Company or any Company Subsidiary with a principal amount outstanding greater than $1,000,000 other than the

Existing Mortgage Loan Documents and except as set forth in Section 4.16(l) of the Company Disclosure Letter (the “Other Existing Loan Documents,” and together with the Existing Mortgage Loan Documents, the “Existing Loan Documents”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Existing Loan Document is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law), (ii) neither the Company nor any Company Subsidiary has received written notice that it is in default under the Existing Loan Documents, which default remains uncured or which will not be cured prior to the Effective Time, and (iii) the Company, and each of the Company Subsidiaries, as to the applicable Company Property, is current in all payments of principal and interest due under each Existing Loan Document applicable to it through the most recent scheduled payment date.  True, correct and complete (in all material respects) copies of substantially all Existing Loan Documents have been delivered or made available to Parent.

(m)                             The Company and each of the Company Subsidiaries have good and sufficient title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2014, except as since sold or otherwise disposed of in the usual, regular and ordinary course of business), free and clear of all Liens, except for Company Permitted Liens.

Section 4.17                             Taxes.  Except as expressly set forth in Section 4.17 of the Company Disclosure Letter:

(a)                                 The Company and each Company Subsidiary has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all U.S. federal and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them.

(b)                                 The Company (i) for its taxable years commencing with the Company’s taxable year that ended on December 31, 1995 and through and including its taxable year ended December 31, 2014 (and, for the purposes of Section 7.2(a), through and including its taxable year ending December 31, 2015, if the Closing Date occurs in the taxable year ending December 31, 2016) has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such taxable years; (ii) has operated since January 1, 2015 (and, for the purposes of Section 7.2(a), January 1, 2016, if the Closing Date occurs in the taxable year ending December 31, 2016) to the date hereof in such a manner so as to qualify as a REIT; (iii) intends to continue to operate through to the Merger (and the consummation thereof) in such a manner so as to qualify as a REIT; and (iv) has not taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or threatened in writing.

(c)                                  Each Company Subsidiary (i) has been since the later of its acquisition or formation and continues to be treated for U.S. federal Tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a Qualified REIT Subsidiary, (C) a Taxable REIT Subsidiary or (D) a REIT, and (ii) has not since the later of its formation or the acquisition by the Company of a direct or indirect interest therein, owned any assets (including securities) that would cause the Company to violate Section 856(c)(4) of the Code other than a violation which has been cured pursuant to any applicable provisions of Section 856 of the Code so as not to cause the Company to fail to qualify as a REIT for any such year and which has not and reasonably could not be expected to result in any material Tax liability.

(d)                                 Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder), whether or not as a result of (A) an election under IRS Notice 88-19 or Treasury regulations § 1.337(d)-5T or § 1.337(d)-6 or (B) the application of Treasury regulations § 1.337(d)-7.

(e)                                  Except as set forth on Section 4.17(e) of the Company Disclosure Letter (i) there are no audits, investigations or proceedings pending (or threatened in writing) for and/or in respect of any material Taxes or material Tax Returns of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired, and no power of attorney with respect to any Tax matter is currently in force; and (iv) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f)                                   Since the Company’s formation, (i) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code which have not been previously paid; and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for any other Taxes other than (x) in the ordinary course of business, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property.  No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any Company Subsidiary.

(g)                                  The Company and each Company Subsidiary (i) have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and (ii) have in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof.

(h)                                 There are no Company Tax Sharing Agreements (as hereinafter defined) in force as of the date of this Agreement.  As used herein, “Company Tax Sharing Agreement” means any written agreement, indemnity or other arrangement for the allocation or payment of Tax liabilities or payment for Tax benefits between the Company or any Company Subsidiary and any Person other than customary Tax indemnification or other arrangements contained in a commercial agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes.

(i)                                     The Company has made available to Parent correct and complete copies of (A) all federal income and other material Tax Returns of the Company and each Company Subsidiary relating to the taxable periods ending since December 31, 2012 which have been filed and (B) any audit report issued within the last five years relating to any material Taxes due from or with respect to the Company or any of the Company Subsidiaries.

(j)                                    There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k)                                 Except as set forth on Section 4.17(j) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise.

(l)                                     Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(m)                             Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

Section 4.18                             Insurance.  Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the material insurance policies (including title insurance policies) and all material fidelity bonds or other insurance service contracts in the Company’s possession providing coverage for all material Company Properties (the “Company Insurance Policies”) that has been denied or disputed by the insurer.  Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, all premiums payable under all Company Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied with the terms and conditions of all the Company Insurance Policies. Such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and no written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.  The Company has made available to Parent complete and correct copies of substantially all Company Insurance Policies.

Section 4.19                             Opinion of Financial Advisor.  The Company has received the opinion of BMO Capital Markets Corp. that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock.

Section 4.20                             Takeover Statutes.  The Company Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL.  The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger.  No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.21                             Brokers.  Other than fees payable to those Persons set forth in Section 4.21 of the Company Disclosure Letter and not to exceed the amounts set forth in the engagement letters with such Persons, true, complete and correct copies of which have been provided to Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.22                             Affiliate Transactions.  Except as set forth in Section 4.22 of the Company Disclosure Letter or in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2014 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between (x) the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, or (y) the Company or any Company Subsidiary directly or indirectly wholly-owned by the Company, on the one hand, and any Company Subsidiary not directly or indirectly wholly-owned by the Company, on the other hand, in either case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC (a “Related Party Transaction”).

Section 4.23                             Investment Company Act of 1940.  Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 4.24                             Listing and Maintenance Requirements.  The Company Common Stock, the Company Series A Preferred Stock and the Company Series B Preferred Stock are each registered pursuant to the Exchange Act and listed on the NYSE, and the Company has taken no action designed to terminate the registration of such securities or to delist such securities from the NYSE.

Section 4.25                             No Other Representations or Warranties.  Except for the representations and warranties contained in Article V, the Company acknowledges that neither the Parent Parties nor any other Person on behalf of the Parent Parties has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to the Parent Parties or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of the Parent Parties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF THE PARENT PARTIES AND MERGER SUB

The Parent Parties and Merger Sub hereby jointly and severally represent and warrant to the Company that:

Section 5.1                                    Organization and Qualification; Subsidiaries.

(a)                                 Each of the Parent Parties is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted.  Each of the Parent Parties is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted.  Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2                                    Authority.

(a)                                 Each of the Parent Parties and Merger Sub has the requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by each of the Parent Parties and Merger Sub and the consummation by each of the Parent Parties and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company, as applicable, action, and no other corporate or limited liability company proceedings on the part of the Parent Parties or Merger Sub, as applicable, are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby.

(b)                                 This Agreement has been duly executed and delivered by each of the Parent Parties and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of the Parent Parties and Merger Sub, enforceable against the Parent Parties and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.3                                    No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by each of the Parent Parties and Merger Sub does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by each of the Parent Parties and Merger Sub will not, (i) conflict with or violate any provision of the Parent Parties’ organizational documents or Merger Sub’s charter or bylaws, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Parent Parties or Merger Sub or by which any property or asset of the Parent Parties or Merger Sub is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Parent Parties under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Parent Parties or Merger Sub pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Parent Parties or Merger Sub is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by each of the Parent Parties and Merger Sub does not, and the performance of this Agreement by each of the Parent

Parties and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of the Articles of Merger and the acceptance for record by the SDAT of the Articles of Merger pursuant to the MGCL, (iv) such filings as may be required in connection with state and local transfer Taxes, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4                                    Litigation.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of Parent, threatened by or before any Governmental Authority, nor, to the knowledge of Parent, is there any investigation pending by any Governmental Authority, in each case, against the Parent Parties, Merger Sub or any other Parent Subsidiary, and (b) none of the Parent Parties, Merger Sub or any other Parent Subsidiary, nor any of the Parent Parties’ or any Parent Subsidiary’s respective property, is subject to any outstanding Order.

Section 5.5                                    Financing.

(a)                                 Parent has delivered to the Company a correct and complete copy of (i) one or more executed commitment letters, dated as of the date hereof (collectively, as amended, modified, supplemented, replaced or extended from time to time after the date hereof in compliance with Section 6.12, the “Commitment Letters”), from the lenders party thereto (including any lenders who become party thereto by joinder) (collectively, the “Lenders”) and other arrangers party thereto, pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein (the debt financing contemplated by the Commitment Letters, together with any permitted Alternative Financing, is collectively referred to herein as the “Debt Financing”) and (ii) any fee letters referred to in the Commitment Letters (with the fee amounts, pricing caps and other economic terms redacted). None of the Commitment Letters or any fee letter referred to in the Commitment Letters have been modified, altered, amended or waived, and the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded prior to the date hereof.

(b)                                 Except as expressly set forth in the Commitment Letters (or in the unredacted portions of the fee letters referred to in the Commitment Letters) delivered to the Company, there are no conditions precedent relating to the Debt Financing or any contingencies that would permit any party thereto to reduce the total amount of the Debt Financing. There are no other agreements, side letters or arrangements relating to the Debt Financing to which the Parent Parties or Merger Sub is a party which would impose conditions or other contingencies to the funding of the full amount of the Debt Financing, other than those set forth in the Commitment Letters (or in the unredacted portions of the fee letter referred to in the Commitment Letters).

(c)                                  Each of the Commitment Letters is a valid, binding and enforceable obligation of Parent and Merger Sub and, to the knowledge of Parent, the other parties thereto, is in full force and effect, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date hereof, and will pay in full any such amounts due on or before the Closing Date.

Section 5.6                                    Information in the Proxy Statement.

(a)                                 None of the information supplied or to be supplied in writing by or on behalf of the Parent Parties, Merger Sub or any affiliate or Representative of the Parent Parties or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b)                                 The representations and warranties contained in this Section 5.6 will not apply to statements or omissions included in the Proxy Statement to the extent based upon information supplied by the Company.

Section 5.7                                    Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Parent Parties, Merger Sub or any other Parent Subsidiary.

Section 5.8                                    Sufficient Funds.  The Parent Parties have available Liquid Assets, and the Parent Parties will provide Merger Sub at the Effective Time sufficient cash, that when combined with the Debt Financing, are sufficient to pay the Merger Consideration, any and all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, any related fees and expenses incurred by the Parent Parties, Merger Sub and, to the extent responsible therefor hereunder, the Company, and any repayment or refinancing of any Indebtedness of the Company or any Company Subsidiaries that Parent elects to so repay or refinance as of the Closing Date.

Section 5.9                                    Financial Statements.

(a)                                 Parent has provided the Company with true, complete and correct copies (other than as redacted as to specific member information) of (i) the audited financial statements consisting of the consolidated balance sheets of Parent (including Fund VIIIA) for the fiscal year ended December 31, 2014 and the related consolidated statement of comprehensive loss, changes in partners’ capital and cash flows for the years then ended, together with all related notes and schedules thereto, accompanied by the reports thereon of Parent’s independent auditors (collectively, the “Parent Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of Parent (including Fund VIIIA) for the nine months ended September 30, 2015 and the related unaudited consolidated statements of comprehensive income and changes in partners’ capital for the period then ended (the “Parent Unaudited Financial Statements” and together with the Parent Audited Financial Statements, the “Parent Financial Statements”).  The Parent Financial Statements have been prepared in accordance with GAAP on a consistent basis throughout the periods indicated, and fairly present, in all material respects, the financial condition of the Parent Parties as of the respective dates they were prepared and the results of the operations of the Parent Parties for the periods indicated (subject, in the case of the Parent Unaudited Financial Statements, to normal year-end adjustments, none of which were material).

(b)                                 After giving effect to the Merger and the other transactions contemplated by this Agreement, including the payment by Parent and Merger Sub of the Merger Consideration, fees and expenses of or payable by the Parent Parties, Merger Sub or the Surviving Entity, and any related repayment or refinancing of any Indebtedness of the Company or any of the Company Subsidiaries that Parent elects to so repay or refinance as of the Closing Date, the Parent Parties shall be Solvent.

Section 5.10                             Absence of Certain Changes or Events.  Since January 1, 2015, there has not been any material adverse change in the business, operations, properties, assets or condition of the Parent Parties, and no event has occurred or circumstance exists that would reasonably be expected to result in a material adverse change.

Section 5.11                             Net Worth; Liquid Assets.  As of the date of this Agreement, the Net Worth and Liquid Assets of the Parent Parties are set forth on Section 5.11 of the disclosure letter that has been prepared by the Parent Parties and delivered by the Parent Parties to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), and at all times during the Interim Period, the Net Worth and Liquid Assets of the Parent Parties shall be not less than the Minimum Net Worth and Liquid Assets.

Section 5.12                             Ownership of Merger Sub; No Prior Activities.

(a)                                 Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the equity of Merger Sub is owned indirectly by the Parent Parties.

(b)                                 Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.13                             Ownership of Company Common Stock.  None of the Parent Parties, Merger Sub or any other Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL.

Section 5.14                             Investigation; Limitation on Warranties.  Each of the Parent Parties and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledges that, as of the date hereof, each of the Parent Parties and Merger Sub has been provided access to certain personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes.  In entering this Agreement, each of the Parent Parties and Merger Sub has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries, and each of the Parent Parties and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any Company Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Company representatives that are not expressly set forth in this Agreement or any certificate delivered hereunder, whether or not such representations, warranties or statements were made in writing or orally.

Section 5.15                             No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV, each of the Parent Parties and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company has made, and neither the Parent Parties nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Parent Parties or Merger Sub by or on behalf of the Company.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1                                    Conduct of Business by the Company.

(a)                                 The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law or Governmental Authority, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as contemplated or permitted by, or necessary to effectuate the transactions contemplated by, this Agreement, or as set forth in Section 6.1(a) or 6.1(c) of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to (i) conduct its business in all material respects in the ordinary course of business, and (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties (including the Company Properties) in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company or any Company Subsidiary’s control excepted, and (B) maintain the status of the Company as a REIT (subject to the restrictions on dividends and other distributions set forth in Section 6.1(c)(iv)).

(b)                                 The Company shall deliver to Proskauer Rose LLP an officer’s certificate dated as of the Closing Date and signed by an officer of the Company containing representations of the Company as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 7.2(d).

(c)                                  Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as contemplated or permitted by, or necessary to effectuate the transactions contemplated by, this Agreement, or as set forth in Section 6.1(a) or 6.1(c) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i)                                     amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary if such amendment would be adverse to Parent or the Company);

(ii)                                  split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Company or any Company Subsidiary;

(iii)                               redeem, repurchase or otherwise acquire (or provide any notice of the same), directly or indirectly, any shares of its stock or other equity interests of the Company or any Company Subsidiary, other than (A) the conversion of the Company Preferred Stock to the extent required by and in accordance with the terms thereof as set forth in the Company Charter, (B) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Stock Plans, including the conversion of Company Options in accordance with Section 3.4(a) of this Agreement and the vesting of Company Restricted Stock in accordance with Section 3.4(b) of this Agreement, or (C) the acquisition of shares of stock in order for the Company to maintain its status as a REIT under the Code;

(iv)                              declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of regular monthly dividends for full monthly periods in accordance with past practice and not for any interim period prior to the Effective Time; provided that the record date with respect to any such regular monthly dividends shall be set as the first (1st) Business Day of the applicable month, (B) declaration and payment of dividends on the Company Preferred Stock as required by and in accordance with the terms thereof as set forth in the Company Charter, (C) the declaration and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary, and (D) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with past practice; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(c)(iv), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, reasonably necessary for the Company or any Company Subsidiary to (A) maintain its status as a REIT under the Code or (B) avoid or reduce the imposition of any corporate level Tax or excise Tax under the Code, and which, in either case, in the reasonable discretion of the Company after consultation with Parent cannot reasonably be made after the Closing in order to achieve that result;

(v)                                 except for transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of the Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of the Company Subsidiaries’ capital stock or other equity interests, provided, however, that the Company may issue shares of Company Common Stock (A)  upon the vesting of any Company Restricted Stock or the exercise of any Company Option outstanding as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.1(c)(vi), and (B) pursuant to the Company Benefit Plans to the extent required under the terms of such Company Benefit Plans as in effect as of the date of this Agreement;

(vi)                              except as required under any existing Company Benefit Plan, grant, confer, award, or modify the terms of any convertible securities, or other rights to acquire, or denominated in, any of the Company’s or any of the Company Subsidiaries’ capital stock other than grants of Company Options and Company Restricted Stock required to be made;

(vii)                           (A) increase in any material manner the amount, rate or terms of compensation or benefits of any of its directors or officers, except as may be required under any existing Company Benefit Plans or in the ordinary course of business, (B) enter into, adopt, amend or terminate any Company Benefit Plan except as required by such Company Benefit Plan or in the ordinary course of business, (C) accelerate the vesting or payment of any compensation or benefits under any Company Benefit Plan except as may be required under any existing Company Benefit Plan, or (D) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan, in each case, other than in the ordinary course of business;

(viii)                        acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by the Company or any Company Subsidiary of or from an existing wholly-owned Company Subsidiary, (B) acquisitions where the aggregate payments are less than $250,000 or (C) the acquisitions set forth on Section 6.1(c)(viii) of the Company Disclosure Letter;

(ix)                              sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) sales, pledges, assignments, transfers, dispositions of or encumbrances on property or assets listed on Section 6.1(c)(ix) of the Company Disclosure Letter, (B) pledges and encumbrances on property or assets in the ordinary course of business that would not be material to any Company Property or any assets of the Company or any Company Subsidiary or (C) sales, pledges, assignments, transfers, dispositions of or encumbrances on property or assets by Inland Private Capital Corporation in the ordinary course of its business;

(x)                                 incur, assume, modify or guarantee any Indebtedness other than in the ordinary course of business, except for (A) the refinancing of existing Indebtedness (provided that (x) the principal amount of such new Indebtedness shall not exceed the principal amount of the Indebtedness refinanced, (y) the terms of such new Indebtedness shall not be more onerous to the Company or any Company Subsidiary as compared to the existing Indebtedness, and (z) prepayment of any such refinancing may be made at the par rate after the Closing Date), or (B) ordinary course borrowings under the Company’s existing credit facility in an amount not to exceed $1,000,000 at any time;

(xi)                              (A) other than in the ordinary course of business, modify or amend in any material respect any material term, covenant, provision or agreement contained in any Company Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to be listed in the Company Disclosure Letter pursuant to Section 4.12 and Section 4.16, (B) fail to make any regular monthly payments of principal and interest or fail to perform, observe and comply with any other material obligations thereunder, in each case, in breach of the Existing Loan Documents, or (C) renew, modify, amend, terminate or release (except any such termination that occurs automatically pursuant to the terms thereof or by reason of a breach or default by the lender thereunder and any such release in connection with any such termination), or waive, compromise or assign in any material respect any material rights or claims under, any Existing Mortgage Loan Document;

(xii)                           except, in each case, in the ordinary course, on market terms, in accordance with the Existing Mortgage Loan Documents or as disclosed in the Company Disclosure Letter (A) enter into any new lease (provided that such lease does not contain a purchase option, right of first refusal or similar right to purchase the subject property) or ground lease for any real property, (B) renew any Material Company Lease or Company Ground Lease except as required pursuant to the terms thereof (or pursuant to automatic renewals contained therein) to maintain such Material Company Lease or Company Ground Lease in full force and effect, (C) modify or amend, in any material respect, any Material Company Lease or Company Ground Lease, except such modifications or amendments that may be required pursuant to an existing Material Company Lease or Company Ground Lease or memorializes the exercise of an existing right or option under an existing Material Company Lease or Company Ground Lease, (D) terminate any Material Company Lease or Company Ground Lease except any such termination that occurs automatically pursuant to the terms thereof or by reason of a default by the tenant, subtenant or landlord thereunder, as applicable, or (E) waive, release, compromise, or assign in writing any material rights or claims under any Material Company Lease or Company Ground Lease except for any assignment of such rights or claims to the Company or any existing wholly-owned Company Subsidiary;

(xiii)                        permit any insurance policy naming the Company or any of the Company Subsidiaries as a beneficiary or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled or terminated, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled or terminated policy;

(xiv)                       make any material change to its methods of accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xv)                          take any action that would reasonably be expected to cause the Company to fail to qualify as a REIT;

(xvi)                       make or rescind any election relating to Taxes or take any action to terminate or revoke any election relating to the Company’s REIT status (unless the Company reasonably determines, after prior consultation with Parent, that such action is (A) required by Law; (B) necessary or appropriate to preserve the status of the Company as a REIT or to preserve the status of any partnership or any other Company Subsidiary which files Tax Returns as a partnership for federal income tax purposes as a partnership for federal income tax purposes; or (C) commercially reasonable in the context of the Company’s business and relates to a change in Law in 2015 or thereafter);

(xvii)                    settle any Action made or pending against the Company or any of the Company Subsidiaries or pay, discharge or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than settlements where the amount paid by the Company or any of the Company Subsidiaries (less the amount reserved for such matters by the Company and less the amount of any insurance recoveries) in settlement does not exceed $250,000 individually or $500,000 in the aggregate;

(xviii)                 enter into any new line of business or enter into any Related Party Transactions;

(xix)                       adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, or alter, through merger, liquidation, dissolution, reorganization, restructuring or otherwise, their respective corporate structures or ownership of any Company Subsidiary or joint venture, in each case, except by a Company Subsidiary in connection with any acquisitions permitted pursuant to Section 6.1(c)(viii) in a manner that would not reasonably be expected to be adverse to the Company or to prevent or impair the ability of the Company to consummate the Merger; or

(xx)                          authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any Company Subsidiary from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel, is reasonably necessary for any of the Company or any Company Subsidiary to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement (subject to the restrictions set forth in Section 6.1(c)(iv)) or otherwise.

Section 6.2                                    Preparation of Proxy Statement; Stockholder Meetings.

(a)                                 As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form.  The Parent Parties shall furnish all information concerning themselves and their Affiliates and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between the Company and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC.  The Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement.  Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall cooperate and provide Parent a reasonable opportunity to review and comment on such document or response.

(b)                                 If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or the Parent Parties, or any of their respective Affiliates, should be discovered by the Company or the Parent Parties which, in the reasonable judgment of the Company or the Parent Parties, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and the Parent Parties shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company.  Nothing in this Section 6.2(b) shall limit the obligations of any party under Section 6.2(a).  For purposes of Section 4.8, Section 5.6 and this Section 6.2, as applicable, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to the Parent Parties or their Affiliates (including Merger Sub) will be deemed to have been provided by the Parent Parties.

(c)                                  As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting.  The Company shall use commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the meeting and to hold the Company Stockholder Meeting as soon as practicable after the date of this Agreement.  The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its commercially reasonable efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change in accordance with the terms of Section 6.4.  Notwithstanding the foregoing provisions of this Section 6.2(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting.

Section 6.3                                    Access to Information; Confidentiality.

(a)                                 During the Interim Period, to the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, the Company shall, and shall cause each of the Company Subsidiaries to, (i) afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all information (financial or otherwise) concerning its business and properties Parent may reasonably request, (ii) reasonably cooperate, at Parent’s sole cost and expense, with Parent’s lenders, including pursuant to Section 6.13 (which cooperation shall include any reasonable restructuring request of Parent or Parent’s lenders reasonably necessary to implement the Debt Financing (provided that neither the Company nor any of the Company Subsidiaries shall be required to effectuate any such restructuring prior to the consummation of the transactions contemplated hereby)), and (iii) permit such environmental inspections as Parent or Parent’s lenders may reasonably request. Notwithstanding the foregoing, the Company shall not be required by this Section 6.3 to provide Parent or its respective Representatives with access to or to disclose (v) materials prepared in connection with or relating to the transactions contemplated hereby or the other strategic alternatives contemplated by the Company Board, (w) information that is subject to confidentiality obligations to a third party (provided, however, that Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure), (x) information the disclosure of which would violate any Law, (y) information that is subject to any attorney-client, attorney work product or other legal privilege or (z) information that the Company reasonably believes is competitively sensitive.  Parent shall use its commercially reasonable efforts to minimize any disruption to the business of the Company or any Company Subsidiaries that may result from any requests for access, data or information hereunder. Any access to the properties of the Company or any of the Company Subsidiaries shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. Prior to the Effective Time, each of the Parent Parties and Merger Sub shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with the employees of the Company or any Company Subsidiary (other than those senior executive officers set forth on Section 6.3(a) of the Company Disclosure Letter) or tenants or other parties with which the Company or any Company Subsidiary has a business relationship regarding the business of the Company and the Company Subsidiaries or this Agreement and the transactions contemplated hereby without the prior written consent of the Company; provided that (A) Parent shall have the right to contact or otherwise communicate with the lenders of the Company and the Company Subsidiaries without the prior written consent of the Company, and (B) the Company will not unreasonably withhold, condition or delay its consent to any reasonable request of Parent made to a senior executive officer of the Company set forth on Section 6.3(a) of the Company Disclosure Letter to contact or otherwise communicate with any Anchor Tenant; provided that if the Company fails to respond to any such written request of Parent to contact or otherwise communicate with any Anchor Tenant within three (3) Business Days following the Company’s receipt of such request, the Company shall be deemed to have consented to such contact or communication.

(b)                                 The Parent Parties will hold, and will cause their Representatives and Affiliates to hold, any nonpublic information of the Company and the Company Subsidiaries, including any information exchanged pursuant to this Section 6.3, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 6.4                                    Company Takeover Proposals.

(a)                                 Except as permitted by Section 6.4(b), during the Interim Period the Company shall not, and the Company shall cause the Company Subsidiaries and its and their officers and directors or equivalents not to, and the Company shall direct its other Representatives not to, directly or indirectly through any Person, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, a Takeover Proposal (“Inquiry”), (ii) continue, enter into or participate in any discussions with any Person regarding any Takeover Proposal or furnish any non-public information in connection with, or knowingly facilitate in any way any effort in furtherance of any Takeover Proposal or Inquiry (other than to state that the Company is not permitted to have discussions) or (iii) approve or recommend a Takeover Proposal, or execute or enter into any Contract (including any letter of intent, term sheet, memorandum of understanding or similar document) with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.4(b)).

(b)                                 Notwithstanding Section 6.4(a), following the receipt by the Company of an unsolicited written Takeover Proposal, (i) the Company Board shall be permitted to participate in discussions regarding such Takeover Proposal to clarify the terms of such Takeover Proposal and (ii) if the Company Board determines in good faith after consultation with outside legal counsel and financial advisors that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may, in response to such Takeover Proposal, (x) furnish non-public information with respect to the

Company and any of the Company Subsidiaries to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent as soon as practicable (and in any event within twenty-four (24) hours) after the time such non-public information is furnished to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.

(c)                                  From and after the date of this Agreement, the Company, orally and in writing, shall promptly advise Parent of (i) the receipt of any Takeover Proposal, specifying the parties involved and the material terms and conditions thereof, and (ii) any modifications to the financial or other material terms and conditions of such Takeover Proposal, in each case, with a copy thereof if in writing, within twenty-four (24) hours after the Company’s receipt thereof.

(d)                                 Except as set forth in Section 6.4(e) and Section 6.4(f), the Company Board shall not (i) withdraw, qualify, modify or amend the Company Recommendation in any manner adverse to Parent, (ii) approve, endorse or recommend a Takeover Proposal or (iii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (any of the foregoing, an “Adverse Recommendation Change”).

(e)                                  Notwithstanding anything to the contrary in this Agreement, at any time before the date the Company Stockholder Approval is obtained, the Company Board may (i) make an Adverse Recommendation Change if (x) the Company Board has received a bona fide Takeover Proposal that the Company Board has concluded in good faith, following consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, and (y) determines in good faith, following consultation with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable Law, and in such case the Company may terminate this Agreement pursuant to Section 8.1(c)(ii) and enter into a Contract with respect to such Superior Proposal; provided that the applicable Takeover Proposal was not the result of a violation of Section 6.4(a), or (ii) make an Adverse Recommendation Change as a result of an Intervening Event, if the Company Board determines in good faith, following consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(f)                                   The Company Board shall not be entitled to effect an Adverse Recommendation Change pursuant to Section 6.4(e) or terminate this Agreement pursuant to Section 8.1(c)(ii) unless (i) the Company has provided a written notice (a “Notice of Superior Proposal/Intervening Event”) to Parent that the Company intends to take such action, specifying in reasonable detail the reasons therefor and, (A) in the case of a Superior Proposal, describing the material terms and conditions of, and attaching to such notice the most recent draft of, the Superior Proposal that is the basis of such action, and (B) in the case of an Intervening Event, the material facts and circumstances (based on information reasonably available) related to such Intervening Event, (ii) during the three (3) Business Day period following Parent’s receipt of the Notice of Superior Proposal/Intervening Event, the Company shall, and shall direct its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such action is no longer necessary, and (iii) following the end of the three (3) Business Day period, the Company

Board shall have determined in good faith, after consultation with outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Superior Proposal/Intervening Event or otherwise, that the failure to make an Adverse Recommendation Change pursuant to Section 6.4(e) or terminate this Agreement pursuant to Section 8.1(c)(ii) would still be inconsistent with the directors’ duties under applicable Law, subject to the payment obligations set forth in Section 8.3; provided that any amendment to the financial terms or any other material amendment of such Takeover Proposal shall require a new Notice of Superior Proposal/Intervening Event and the Company shall be required to comply again with the requirements of this Section 6.4(f) (except that in the case of such an amendment, the references to three (3) Business Days in this Section 6.4(f) shall instead be two (2) Business Days).

(g)                                  Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with the directors’ duties under applicable Law or such disclosure is otherwise required under applicable Law.

(h)                                 For purposes of this Agreement:

(i)                                     “Intervening Event” shall mean any material event, fact, circumstance, change, development or occurrence with respect to the Company and the Company Subsidiaries, taken as a whole, occurring, arising or that otherwise becomes known to the Company Board prior to obtaining the Company Stockholder Approval that was not known or reasonably foreseeable by the Company Board prior to the date hereof (or if known, the material consequences of which were not known or reasonably foreseeable by the Company Board prior to the date hereof); provided, that in no event shall any of the following constitute an Intervening Event: (1) the receipt, existence or terms of a Takeover Proposal, (2) changes in the market price or trading volume of the Company Common Stock or (3) the fact that the Company meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period.

(ii)                                  “Superior Proposal” means a Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Takeover Proposal” to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) which the Company Board determines, in consultation with its legal and financial advisors and taking into account all financial, legal, regulatory and any other aspects that the Company Board deems relevant, (i) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company than those contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Takeover Proposal) and (ii) if accepted, is reasonably likely to be consummated on the terms proposed.

(iii)                               “Takeover Proposal” means any bona fide proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any Company Subsidiary representing 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, (ii) a sale, exchange, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer or (iv) a reorganization, recapitalization, liquidation or dissolution of the Company.

Section 6.5                                    Appropriate Action; Consents; Filings.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and the Parent Parties shall (or shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to which it is a party to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b)                                 In connection with and without limiting the foregoing, each of the Parent Parties and the Company shall give (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to give) any notices to Third Parties, and each of the Parent Parties and the Company shall use, and cause each of their respective Affiliates to use, its commercially reasonable efforts to obtain any third party consents not covered by Section 6.5(a) that are necessary, proper or advisable to consummate the Merger.  Each of the parties hereto will furnish to the other such necessary information and commercially reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement.  To the extent reasonably practicable, the parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges.  To the extent reasonably practicable, neither the Company nor the Parent Parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.  Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.5(b) shall not be a condition to the obligations of the Parent Parties and Merger Sub to consummate the Merger.

(c)                                  Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger, none of the Company, the Parent Parties, any of the Company Subsidiaries, any of the Parent Subsidiaries or any of the their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. The parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.

Section 6.6                                    Notification of Certain Matters; Transaction Litigation.

(a)                                 The Company shall give prompt notice to Parent, and the Parent Parties shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)                                 The Company shall control the defense or settlement of any Action against the Company, any of the Company Subsidiaries or any of their respective directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement, including the Merger, and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.3, including regarding attorney-client privilege or other applicable legal privilege.  The Company shall not settle any litigation against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or the other transactions contemplated by this Agreement without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), except for settlements providing solely for (a) money damages and the payment of attorney’s fees in an aggregate amount (together with all other settlements entered into pursuant to this Section 6.6(b)) not in excess of amounts equal to the dollar amount of the limits of the Company’s insurance and/or (b) providing additional disclosure in the Proxy Statement that does not disparage the Parent Parties, Merger Sub, the Company, the Surviving Entity, any of their respective Affiliates or any of their respective businesses.

Section 6.7                                    Public Announcements.  The Company, the Parent Parties and Merger Sub shall, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby, and none of the parties shall issue any such press release or make any such public filing prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without obtaining the other parties’ consent, issue such press release or make such public statement or filing to the extent required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any party hereto.  If for any reason it is not practicable to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated hereby, then the party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other party had previously consented; provided, further, that such consultation and consent shall not be required with respect to any release, communication or announcement permitted by Section 6.4.

Section 6.8                                    Directors’ and Officers’ Indemnification and Insurance.

(a)                                 To the fullest extent permitted by Law, from and after the Effective Time, the Surviving Entity shall provide exculpation, indemnification and advancement of expenses for each Indemnitee, which is at least as favorable in scope and amount to such Indemnitee as the exculpation, indemnification and advancement of expenses provided to such Indemnitee by the Company and the Company Subsidiaries, as applicable, immediately prior to the Effective Time in the Company Charter and the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents), as in effect on the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions and omissions at or prior to the Effective Time, including all transactions contemplated by this Agreement.

(b)                                 Without limiting the provisions of Section 6.8(a) or any additional rights that any Indemnitee may have under any employment or indemnification agreement or under the Company Charter or the Company Bylaws, during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Entity shall, to the fullest extent permitted by Law (and Parent shall take such corporate action as may be required to cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such

Indemnitee’s capacity as a director, officer, partner, member, manager, trustee or employee of the Company or any of the Company Subsidiaries or of any other corporation, partnership, limited partnership, limited liability company, trust, association, employee benefit plan or other enterprise for whom such person served in such capacity at the request of the Company or any Company Subsidiary, or (y) this Agreement or any of the transactions contemplated hereby, including the Merger; and (ii) promptly pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any claim in advance of final disposition of such claim, including payment on behalf of or advancement to the Indemnitee of any expenses incurred by the Indemnitee in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of posting a bond or other security) of any Indemnitee subject to the receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified, including a good faith affirmation by such Indemnitee of such Indemnitee’s compliance with the standard of conduct required in the Company Charter and the Company Bylaws or the applicable Company Subsidiary’s articles or certificates of incorporation or bylaws (or comparable organizational or governing documents), as in effect on the date of this Agreement; provided, that (i) the Surviving Entity shall have the right to defend such action and to designate counsel to defend such action and, after assuming such defense, notwithstanding anything contained in Section 6.8(a) or Section 6.8(b), as the case may be, to the contrary, the Surviving Entity shall not be liable to the Indemnitee for any fees, expenses or costs in connection with such claim; provided, however, that in the event that the Indemnitee’s counsel determines that there is a conflict of interest between the Surviving Entity’s position and the Indemnitee’s position then the Indemnitee shall have the right to designate one counsel of their own at the Surviving Entity’s expense, provided, that the Surviving Entity shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnitees) for all Indemnitees in any jurisdiction with respect to any single claim; and (ii) the Surviving Entity shall not be liable for any amounts paid in settlement effected without its prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed). The indemnification and advancement obligations of the Surviving Entity pursuant to this Section 6.8 shall extend to acts or omissions occurring at or before the Effective Time and any claim relating thereto. Notwithstanding anything to the contrary set forth in this Agreement, neither Parent nor the Surviving Entity shall have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c)                                  Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the coverage afforded by the Company’s existing directors’ and officers’ liability insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions and retentions that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies and with limits of liability that are no lower than the limits on the Company’s existing policies.  If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, either: (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable in the aggregate than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)                                 The Indemnitees to whom this Section 6.8 applies are intended to be third-party beneficiaries of this Section 6.8.  The provisions of this Section 6.8 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives.  Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.8.

(e)                                  The rights of each Indemnitee under this Section 6.8 shall be in addition to, and shall not be deemed to be exclusive of, any rights such Person or any employee of the Company or any Company Subsidiary may have under the Company Charter, the Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of any of the Company Subsidiaries, or the Surviving Entity or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee or any employee with the Company or any of the Company Subsidiaries.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to, or in substitution for, any such claims under any such policies.

(f)                                   Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.8 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives.  In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.8.  The parties acknowledge and agree that Parent guarantees the payment and performance of the Surviving Entity’s obligations pursuant to this Section 6.8.

Section 6.9                                    Employee Benefit Matters.

(a)                                 For a period of one year following the Effective Time, Parent shall provide, or shall cause to be provided, to employees of the Company and the Company Subsidiaries who are employed by the Company or the Company Subsidiaries immediately prior to the Effective Time who continue in the employ of Parent, the Surviving Entity or any of their respective affiliates on or after the Effective Time (“Continuing Employees”) compensation and employee benefits that are, in the aggregate, substantially comparable to those provided to the Continuing Employees immediately before the Effective Time.

(b)                                 For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent and the Surviving Entity (each, a “New Plan”), each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply (i) with respect to accruals under a defined benefit pension plan, (ii) to the extent that its application would result in a duplication of benefits, or (iii) with respect to any newly established New Plan for which prior service is not taken into account for employees of Parent or any of its affiliates.  In addition and without limiting the generality of the foregoing, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall make all commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”), and Parent shall make all commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)                                  Nothing in this Agreement shall confer upon any Company Employee, Continuing Employee or other Person any right to continue in the employ or service of the

Company, the Surviving Entity, Parent or any of their respective affiliates.  No provision of this Agreement: (i) shall limit the ability of the Company or any of its affiliates (including, following the Effective Time, the Surviving Entity and its affiliates) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of the Company or any Company Subsidiaries (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its affiliates (including, following the Effective Time, the Surviving Entity and its affiliates).

Section 6.10                             Merger Sub.  The Parent Parties and Merger Sub shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement.

Section 6.11                             Voting of Shares.  The Parent Parties shall vote all shares of Company Common Stock beneficially owned by them or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Merger.

Section 6.12                             Financing.

(a)                                 Subject to the terms of this Agreement, Parent shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Debt Financing and obtain the proceeds of the Debt Financing on the Closing Date on the terms and conditions described in the Commitment Letters, including using best efforts to (i) maintain in effect and enforce the Commitment Letters until the expiration thereof in accordance with their terms, (ii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”) consistent with the terms and conditions contained therein (including, as necessary, any “flex” provisions), and (iii)  satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions in the Commitment Letters and the Definitive Financing Agreements and comply with its obligations thereunder.  Parent shall, upon request, keep the Company informed in reasonable detail of the then current status of its efforts to arrange the Debt Financing or any Alternative Financing.

(b)                                 If, notwithstanding the use of best efforts by Parent to satisfy its obligations under this Section 6.12, the Commitment Letters (or any Definitive Financing Agreements relating to the Debt Financing) expire or are terminated prior to the Closing, in whole or in part, for any reason, including as a result of a breach or repudiation or if any portion of the Debt Financing otherwise becomes unavailable, regardless of the reason therefor (other than a breach by the Company of this Agreement which prevents or renders impracticable the consummation of the Debt Financing) Parent will (i) use its best efforts to obtain alternative debt or equity financing (the “Alternative Financing”) in an amount sufficient, when taken together with available Liquid Assets and any then-available Debt Financing pursuant to any then-existing Commitment Letters, to consummate the Merger and to pay related fees and expenses earned, due and payable by Parent as of the Closing Date and which do not include any incremental conditionality to the consummation of such Alternative Financing that are more onerous to Parent or to the Company (in the aggregate) than the conditions set forth in the Commitment Letters in effect as of the date hereof, and (ii) promptly notify the Company of such unavailability and the reason therefor.

(c)                                  Parent shall promptly notify the Company in writing (i) if Parent has actual knowledge of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to any Commitment Letter, (ii) of the receipt by Parent or Merger Sub of any written notice or other written communication from a Lender with respect to any actual breach, default, termination or repudiation by any party to any of the Commitment Letters or (iii) if, for any reason, Parent no longer believes in good faith that it will be able to obtain the Debt Financing contemplated by the Commitment Letters on the terms described therein in an amount sufficient, when taken together with available Liquid Assets and any then-available Debt Financing pursuant to any then-existing Commitment Letters, to consummate the Merger and to pay any related fees and expenses incurred by the Parent Parties, Merger Sub and, to the extent responsible therefor hereunder, the Company, and any repayment or refinancing of any Indebtedness of the Company or any Company Subsidiaries that Parent elects to so repay or refinance as of the Closing Date.  Parent and Merger Sub shall not consent to (1) any amendment or modification to, or any waiver of any provision under, any Commitment Letter if such amendment, modification or waiver imposes new or additional conditions, or otherwise expands any of the conditions, to the receipt of the Debt Financing, extends the timing of the funding of the commitments thereunder to a date after the Closing Date, shortens the term of the commitments under the applicable Commitment Letter to a date earlier than the date set forth therein as of the date hereof or reduces the aggregate cash amount of the funding commitments thereunder which would be reasonably likely to result in a breach of Section 5.8 hereunder, (2) any other amendment, modification to, or any waiver of any provision under, any Commitment Letter that would reasonably be expected to materially adversely affect the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement on the Closing Date, or (3) early termination of the Commitment Letters (unless substantially concurrently entering into commitments for an Alternative Financing).  Parent shall furnish to the Company a copy of any amendment, modification, waiver or consent of or relating to the Debt Financing promptly upon execution thereof.

(d)                                 Each of the Parent Parties and Merger Sub expressly acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to any financing or funding by any third party.

Section 6.13                             Cooperation Regarding Existing Loan Documents and Company Material Leases.

(a)                                                               Upon Parent’s reasonable request, the Company shall reasonably cooperate with Parent in delivering to each of its and the Company Subsidiaries’ lenders under the Existing Loan Documents (and any other party whose consent is required under the Existing Loan Documents) (the “Existing Lenders”) a notice(s) prepared by Parent, in form and substance reasonably approved by the Company, regarding (i) the assumption, prepayment or defeasance of the indebtedness thereunder, as applicable, including in connection therewith, to the extent required and as reasonably requested by Parent, causing its counsel to issue a reasonable and customary opinion, and (ii) any modifications of the Existing Loan Documents that Parent may reasonably request after the date hereof.

(b)                                                               Upon Parent’s reasonable request, the Company shall reasonably cooperate with Parent in delivering tenant estoppel certificates prepared by Parent, in form and substance reasonably approved by the Company, to any tenant that is a party to a Company Material Lease.

(c)                                                                Parent shall pay all fees and expenses payable in connection with the matters contemplated by this Section 6.13, including premiums for any endorsements to or re-date of the title insurance policy previously issued to the Existing Lenders, servicing fees, rating agency fees, assignment and assumption fees, attorneys’ fees and disbursements and processing fees required to be paid to the Existing Lenders and other third parties.

(d)                                 Each of the Parent Parties and Merger Sub expressly acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to the receipt of any tenant estoppel certificate or the consent of any Existing Lender or the modification of any of the Existing Loan Documents.

Section 6.14                             Taxes.

(a)                                 REIT Matters.  During the Interim Period, the Company agrees to cooperate with Parent regarding all reasonable requests Parent may have with respect to maintaining the status of the Company as a REIT for the Company’s taxable year that includes the Effective Time.

(b)                                 Mitigation of Taxes.  Parent and the Company shall, upon written request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as reasonably may be necessary to mitigate, reduce or eliminate any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated in this Agreement.

(c)                                  Tax Returns.  During the Interim Period, the Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by the Company and each Company Subsidiary on or prior to the Closing Date, taking into account all applicable extensions of time to file such Tax Returns (“Pre-Closing Returns”).  All such Pre-Closing Returns shall be prepared in a manner consistent with the historic Tax accounting practices of the Company and the Company Subsidiaries, as applicable (except as may be required under applicable Tax Law).  The Company and the Company Subsidiaries, as applicable, shall pay all Taxes shown as due on such Pre-Closing Returns.  The Company shall provide to Parent copies of any Pre-Closing Returns relating to income Taxes of the Company and the Company Subsidiaries (“Pre-Closing Income Tax Returns”) at least ten (10) days prior to the due date of such a Pre-Closing Income Tax Return (including applicable extensions) for review by Parent, and Parent shall provide any comments it may have with respect to a Pre-Closing Income Tax Return at least five (5) days prior to the due date of such Pre-Closing Income Tax Return (including applicable extensions). The Company shall accept any and all reasonable comments of Parent with respect to such Pre-Closing Income Tax Returns, but only to the extent that such comments are necessary to cause such Pre-Closing Income Tax Returns to be prepared in compliance with applicable Tax Law, in a manner consistent with the historic Tax accounting practices applicable to the preparation of such Pre-Closing Income Tax Returns, or, if there are no such historic Tax accounting practices, in a manner that does not have the effect of distorting the reporting of income or the claiming of expenses or losses in the applicable tax period to which the Pre-Closing Income Tax Return relates.

(d)                                 REIT Opinion.  The Company shall use commercially reasonable efforts to obtain the tax opinion described in Section 7.2(d) dated as of the Closing Date.

Section 6.15                             Section 16 Matters.  The Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Common Stock (including derivative securities related to such stock) that are treated as dispositions under such rule and result from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time.

Section 6.16                             Maintenance of Net Worth and Liquid Assets.

(a)                                 At all times during the Interim Period, (i) the Parent Parties shall maintain an aggregate Net Worth and Liquid Assets of at least the amounts set forth on Section 5.11 of the Parent Disclosure Letter (the “Minimum Net Worth and Liquid Assets”), and (ii) Parent shall promptly notify the Company in writing upon becoming aware that the aggregate Net Worth and/or Liquid Assets of the Parent Parties is reduced or would reasonably expected to be reduced to an amount below the Minimum Net Worth and Liquid Assets.

(b)                                 Parent and Fund VIIIA may, upon prior written notice to the Company, assign or delegate a portion their respective rights, interests and obligations hereunder to the New Guarantor prior to the Closing pursuant to a written instrument reasonably satisfactory to the Company pursuant to which the New Guarantor agrees to be bound by the terms of this Agreement as a “Parent Party” hereunder in accordance with this Section 6.16(b) and Section 9.5, which written instrument (or separate disclosure letter) states the Net Worth and Liquid Assets of the New Guarantor and the aggregate Net Worth and Liquid Assets of all of the Parent Parties, and, in connection therewith, reduce their respective Net Worth and Liquid Assets on a dollar-for-dollar basis by the amount of the Net Worth and Liquid Assets of the New Guarantor, and, upon such assignment or delegation, such New Guarantor shall become a party to this Agreement and be deemed to be a Parent Party for all purposes hereunder.  Prior to any such assignment or delegation, the Parent Party that proposes to assign or delegate any of its rights, interests or obligations hereunder shall deliver to the Company written notice of the proposed assignment or delegation, which written notice shall be accompanied by the most recent quarterly unaudited consolidated balance sheet for the latest quarterly period and related unaudited consolidated statements of comprehensive income and changes in partners’ capital for the period then ended of such New Guarantor, including a then current calculation of the Net Worth and Liquid Assets of such New Guarantor, as well as a then current calculation of the aggregate Net Worth and Liquid Assets of Parent and Fund VIIIA after giving effect to any reduction of Net Worth and Liquid Assets expressly permitted by this Section 6.16(b), all of which shall be certified by Parent’s chief financial or similar officer to be true, complete and correct.  The Company shall have the right to object to and prevent any such assignment or delegation if such assignment or delegation either (i) would reasonably be expected to delay the Closing in the manner described in Section 9.5 or beyond the date that is ten (10) days prior to the Outside Date, or (ii) does not comply in all respects with the terms of this Section 6.16(b) and Section 9.5, by written notice of such objection including the reasons therefor delivered to Parent within five (5) Business Days following the receipt of the written notice of such proposed assignment or delegation, and such assignment or delegation shall not be permitted hereunder until any such objection is resolved to the reasonable satisfaction of the Company.  If the Company objects to any such assignment or delegation in accordance with the immediately preceding sentence, the Company and Parent shall attempt to resolve such objection in good faith with a view towards maintaining the intent and purposes of this Section 6.16.

(c)                                  At all times between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 or, if this Agreement is terminated pursuant to Section 8.1(c)(iii), such time that the Parent Termination Fee is actually paid to the Company pursuant to Section 8.3(b), Parent shall maintain Liquid Assets of at least $125,000,000.

(d)                                 During the Interim Period, neither the Parent Parties nor any of the Parent Subsidiaries shall take or agree to take any action (including entering into agreements with respect to any equity investments, joint ventures, acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to (i) reduce the Net Worth or Liquid Assets of the Parent Parties below the amounts set forth on Section 5.11 of the Parent Disclosure Letter, or (ii) otherwise materially delay or materially and adversely affect the Parent Parties’ ability to pay the Merger Consideration or consummate the Merger and the Debt Financing.

(e)                                  During the Interim Period, within forty five (45) days after the end of each fiscal quarter, Parent shall furnish to the Company a quarterly unaudited consolidated balance sheet for the latest quarterly period and related unaudited consolidated statements of comprehensive income and changes in partners’ capital for the period then ended, including a then current calculation of the Net Worth and Liquid Assets of the Parent Parties, certified by Parent’s chief financial or similar officer to be true, complete and correct.

ARTICLE VII

CONDITIONS

Section 7.1                                    Conditions to the Obligations of Each Party.  The respective obligations of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

(a)                                 Stockholder Approvals.  The Company Stockholder Approval shall have been obtained.

(b)                                 No Restraints.  No Law or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal or enjoins the consummation of the Merger.

Section 7.2                                    Conditions to the Obligations of Parent and Merger Sub.  The respective obligations of Parent and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties set forth in (A) Sections 4.1(a) and 4.1(b) (Organization and Qualification; Subsidiaries), in each case, only as such Sections relate to the Company and the Significant Company Subsidiaries, (B) the first three sentences of Section 4.3(a), (C) Sections 4.3(b) and 4.3(c) (Capital Structure), in each case, only as such Sections relate to the Company and the Significant Company Subsidiaries, (D) Section 4.4 (Authority), and (E) Section 4.19 (Opinion of Financial Advisors) shall be true and correct in all material respects as of the Effective Time and (ii) the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer’s Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)                                 REIT Opinion.  Parent shall have received a written opinion of Proskauer Rose LLP, dated as of the Closing Date and in form and substance as set forth in Exhibit A and reasonably satisfactory to Parent (the “REIT Opinion”), to the effect that, commencing with the Company’s taxable year that ended on December 31, 1995, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by the Company.

(e)                                  Absence of Material Adverse Effect.  From the date of this Agreement through the Closing Date, there shall not have occurred a Company Material Adverse Effect.

Section 7.3                                    Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties set forth in Section 5.1 (Organization and Qualification; Subsidiaries) and Section 5.2 (Authority) shall be true and correct in all material respects as of the Effective Time and (ii) the other representations and warranties of the Parent Parties and Merger Sub contained in this Agreement shall be true and correct as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Agreements and Covenants.  The Parent Parties and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)                                  Officer’s Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that (i) the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied, and (ii) Parent has or will have available all amounts necessary to consummate the Preferred Stock Redemption in accordance with Section 3.3.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted), as follows:

(a)                                 by mutual written agreement of each of Parent and the Company; or

(b)                                 by either Parent or the Company, if:

(i)                                     the Effective Time shall not have occurred on or before June 30, 2016 (as the same may be extended pursuant to Section 2.2, the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, including the failure of any other Parent Party or Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date; or

(ii)                                  any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and in the case of Parent, including the failure of any other Parent Party or Merger Sub) to perform any of its obligations under this Agreement; and provided, further, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its commercially reasonable efforts to remove such Order to the extent within such party’s control; or

(iii)                               the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which this Agreement and the transactions contemplated hereby have been voted upon; or

(c)                                  by the Company;

(i)                                     if the Parent Parties or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Parent Parties within twenty (20) Business Days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii)                                  pursuant to and in accordance with the terms and conditions of Section 6.4(e); or

(iii)                               if (w) all of the conditions to the Closing set forth in Article VII have been satisfied or (to the extent permitted by Law) waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at such time), (x) Parent or Merger Sub fails to complete the Closing on the date the Closing should have occurred pursuant to Section 2.2, (y) the Company shall have delivered a written notice to Parent certifying that all conditions set forth in Article VII have been satisfied (or would be satisfied if the Closing were to occur on the date of such notice) or waived and the Company stands ready, willing and able to effect the Merger at such time and (z) Parent or Merger Sub fails to effect the Merger by the second (2nd) Business Day after the delivery of such notification described in clause (y); or

(iv)                              if the Parent Parties shall have breached or failed to perform any of their representations, warranties, covenants or other agreements set forth in Section 5.11 or 6.16(a), which breach or failure to perform cannot be cured on or before the Outside Date or, if curable, is not cured by the Parent Parties within ten (10) Business Days of receipt by Parent of written notice of such breach or failure.

(d)                                 by Parent, if:

(i)                                     the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement or fails to deliver to Parent the REIT Opinion pursuant to Section 7.2(d), which breach or failure to perform (x) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) Business Days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Parent Parties or Merger Sub are then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(ii)                                  prior to receipt of the Company Stockholder Approval, if the Company Board makes an Adverse Recommendation Change; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.1(d)(ii) shall expire at 5:00 p.m. (New York City time) on the tenth (10th) Business Day following the date on which Parent receives notice of the event permitting such termination.

Section 8.2                                    Effect of Termination.  In the event that this Agreement is terminated and the Merger and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the Company Subsidiaries, Parent Subsidiaries, Lenders or any of the Company’s or the Parent Parties’ respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any willful or intentional material breach of this Agreement; and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.4, Section 8.7, Article IX and

the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1.  For avoidance of doubt, and without limiting the foregoing, any failure of the Company or Parent to effect the Merger and, in the case of Parent, to pay all amounts required to be paid by Parent at the Closing under Article II, in either case, as applicable, following the satisfaction or (to the extent permitted by Law) express waiver of the conditions to the Closing set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at such time) shall be a willful and intentional material breach of this Agreement by the Company or Parent, as applicable. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 8.3                                    Termination Fees.

(a)                                 Company Termination Fee and Expense Reimbursement. If, but only if, this Agreement is terminated:

(i)                                     by either the Company or Parent pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) and, in either case, the Company (x) receives or has received a Takeover Proposal after the date of this Agreement, which proposal has been publicly announced and not subsequently withdrawn (a “Qualifying Proposal”) and (y) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, such Qualifying Proposal, then the Company shall pay, or cause to be paid, to Parent a fee equal to $30,000,000 (the “Company Termination Fee”) by wire transfer of same day funds to an account designated by Parent, not later than two (2) Business Days following the consummation of such transaction arising from such Qualifying Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”; or

(ii)                                  (A) by the Company pursuant to Section 8.1(c)(ii) or (B) Parent pursuant to Section 8.1(d)(ii), as applicable, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination; and/or

(iii)                               (A) by either the Company or Parent pursuant to Section 8.1(b)(iii), (B) by the Company pursuant to Section 8.1(c)(ii), (C) by Parent pursuant to Section 8.1(d)(ii), or (D) by Parent pursuant to Section 8.1(d)(i) in circumstances where the Company Termination Fee is payable pursuant to Section 8.3(a)(i) or because the Company fails to deliver to Parent the REIT Opinion pursuant to Section 7.2(d), then the Company shall reimburse Parent for its actual reasonable out-of-pocket Expenses up to a maximum amount of $5,000,000 by wire transfer of same day funds to an account designated by Parent within thirty (30) days after receipt by the Company of written notice of demand for payment and a documented itemization setting forth in reasonable detail all such Expenses of Parent (the “Expense Reimbursement”).  For the avoidance of doubt, in the event the Company Termination Fee is payable pursuant to Section 8.3(a)(i) or 8.3(a)(ii) above, then, subject to Section 8.3(c)(ii), in either case the Company shall reimburse Parent for its actual reasonable out-of-pocket Expenses in accordance with this Section 8.3(a)(iii).

(b)                                 Parent Termination Fee Option. If, but only if, this Agreement is terminable by the Company pursuant to Section 8.1(c)(iii) or 8.1(c)(iv), then the Company may elect, at its option in its sole and absolute discretion, either of the following: (i) to terminate this Agreement in accordance with Section 8.1(c)(iii), and upon such termination, Parent shall pay to the Company an aggregate amount equal to $100,000,000 (the “Parent Termination Fee”) by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days of such termination; or (ii) sue for specific performance of the Parent Parties’ and Merger Sub’s obligations under this Agreement, it being understood that the Company shall have the right of injunctive relief under Section 9.8 to enforce the Parent Parties’ and Merger Sub’s obligations hereunder.

(c)                                  Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i)                                     under no circumstances shall (A) the Company be required to pay the Company Termination Fee or Expense Reimbursement earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from Parent, or (B) Parent be required to pay the Parent Termination Fee earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from the Company; and

(ii)                                  under no circumstances shall (A) the Company be required to pay the Company Termination Fee or Expense Reimbursement on more than one occasion, or (B) Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)                                 Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) none of the Company Termination Fee, the Expense Reimbursement or the Parent Termination Fee is a penalty, but is liquidated damages, in a reasonable amount that will compensate the Parent Parties and Merger Sub or the Company, as applicable, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement.

(e)                                  Upon termination of this Agreement in accordance with its terms, Parent’s right, if any, to receive the Company Termination Fee and/or Expense Reimbursement pursuant to Section 8.3(a) or the Company’s right, if any, to receive the Parent Termination Fee pursuant to Section 8.3(b) (but only if the Company elects to receive the Parent Termination Fee pursuant to Section 8.3(b)(i)) shall be the sole and exclusive remedy of the Parent Parties and Merger Sub or the Company, as applicable, and their respective Affiliates against the Company or the Parent Parties and Merger Sub, as applicable, and its former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, and upon payment of such Company Termination Fee and/or Expense Reimbursement or Parent Termination Fee, as applicable, neither the Company or the Parent Parties and Merger Sub, as the case may be, nor any of its or their former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the other transactions contemplated by this Agreement; provided that, nothing in this Section 8.3(e) shall relieve any Person (other than any Lender) from any liabilities or damages resulting from or rising out of any willful or intentional material breach of this Agreement prior to or in connection with such termination.

Section 8.4                                    Payment of Termination Fees and/or Expense Reimbursement.

(a)                                 In the event that the Company is obligated to pay Parent the Company Termination Fee and/or Expense Reimbursement pursuant to Section 8.3(a) or Parent is obligated to pay the Company the Parent Termination Fee pursuant to Section 8.3(b) (the “Section 8.3 Amount”), the Company or Parent, as applicable (“Payor”), shall pay to Parent or the Company, as applicable (“Payee”), from the applicable Section 8.3 Amount deposited into escrow, if any, in accordance with the next sentence, an amount not to exceed the lesser of (i) the Section 8.3 Amount and (ii) the sum of (1) the maximum amount that can be paid to Payee without causing Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by Payee’s independent certified public accountants, plus (2) in the event Payee receives either (X) a letter from Payee’s counsel indicating that Payee has received a ruling from the IRS described in Section 8.4(b)(ii) or (B) an opinion from Payee’s outside counsel as described in Section 8.4(b)(ii), an amount equal to the Section 8.3 Amount less the amount payable under clause (1) above.  To secure Payor’s obligation to pay these amounts, Payor shall deposit into escrow an amount in cash equal to the Section 8.3 Amount with an escrow agent selected by Payor and on such terms (subject to Section 8.4(b)) as shall be mutually agreed upon by Payor, Payee and the escrow agent, provided that the payment or deposit into escrow shall be at Payee’s option.  The payment or deposit into escrow of the Section 8.3 Amount pursuant to this Section 8.4(a) shall be made at the time Payor is obligated to pay Payee such amount pursuant to Section 8.3, as applicable, by wire transfer or bank check.

(b)                                 The escrow agreement shall provide that the Section 8.3 Amount in escrow or any portion thereof shall not be released to any Payee that is a REIT unless the escrow agent receives any one or combination of the following: (i) a letter from Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Payee without causing Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income) or a subsequent letter from Payee’s accountants revising that amount, in which case the escrow agent shall release such amount to Payee, or (ii) a letter from Payee’s counsel indicating that Payee received a ruling from the IRS holding that the receipt by Payee of the Section 8.3 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by Payee of the Section 8.3 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Section 8.3 Amount to Payee.  Payor agrees to amend this Section 8.4 at the reasonable request of any Payee that is a REIT in order to (x) maximize the portion of the Section 8.3 Amount that may be distributed to Payee hereunder without causing Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Payee’s chances of securing a favorable ruling described in this Section 8.4(b) or (z) assist Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.4(b).  Any portion of the Section 8.3 Amount that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.4.  The escrow agreement shall also provide that any portion of the Section 8.3 Amount held in escrow for five years shall be released by the escrow agent to Payor.  Payor shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

Section 8.5                                    Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company without such further approval of such stockholders, (b) any amendment or change not permitted under applicable Law, or (c) any amendment to Section 8.2, Section 8.3(e), this subclause (c) to Section 8.5, Section 9.7, Section 9.11(a), Section 9.12 or Section 9.13 in any manner adverse to a Lender without the prior written consent of such Lender.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.6                                    Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.5, waive compliance with any agreement or condition contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by the Company, the Parent Parties or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.7                                    Fees and Expenses.  Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this

Agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by this Agreement are consummated.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1                                    Non-Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time.  This Section 9.1 does not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.  The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2                                    Notices.  Any notice, request, claim, demand and other communications hereunder shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m.  (New York time) shall be deemed to have been received at 9:00 a.m. (New York time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid) (provided that any notice under this Section 9.2(ii) shall be deemed to have been received when delivered), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to the Parent Parties or Merger Sub:

DRA Growth and Income Fund VIII, LLC

c/o DRA Advisors LLC

220 East 42nd Street (27th Floor)

New York, NY 10017

Phone:                        (212) 697-4740

Fax:                                     (212) 697-7404

Attention:                                         Brian T. Summers / Jean Marie Apruzzese
Email: bsummers@draadvisors.com / jmapruzzese@draadvisors.com with a copy (which shall not constitute notice) to:

Blank Rome LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174
Phone: (212) 885-5000
Fax: (212) 885-5001

Attention:                                         Martin Luskin, Esq.

Emanuel Adler, Esq.

Email: mluskin@blankrome.com / eadler@blankrome.com

if to the Company:

Inland Real Estate Corporation

2901 Butterfield Road

Oak Park, IL 60523

Phone:                        (630) 451-8239

Fax:                                     (630) 929-5415

Attention:                                         Mark E. Zalatoris
Email: zalatoris@.inlandrealestate.com

and

Thomas P. D’Arcy

405 Park Avenue, 15th Floor

New York, NY 10022

Phone:                        (646) 861-7705

Fax:                                     (212) 421-5799
Email: tdarcy6@gmail.com

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP

Three First National Plaza
70 West Madison, Suite 3800
Chicago, IL 60602-4342
Phone: (312) 962-3567
Fax: (312) 962-3551

Attention: Michael J. Choate, Esq.

Email: mchoate@proskauer.com

and

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036
Phone:  (212) 969-3186
Fax:  (212) 969-2900
Attention: Daniel I. Ganitsky, Esq.

Email: dganitsky@proskauer.com

Section 9.3                                    Interpretation; Certain Definitions.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  When a reference is made in this Agreement to an Article, Section, Appendix or Exhibit, such reference shall be to an Article or Section of, or an Appendix or Exhibit to, this Agreement, unless otherwise indicated.  The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws.  References to a Person are also to its successors and permitted assigns.  All references to “dollars” or “$” refer to currency of the United States of America.

Section 9.4                                    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5                                    Assignment; Delegation.  Other than to the Surviving Entity, neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Parent may, upon prior written notice to the Company, assign or delegate its rights, interests or obligations hereunder (other than under Section 6.16(c)) solely in accordance with Section 6.16(b) (provided that no such assignment or delegation shall adversely impact or materially delay the receipt of the Debt Financing, materially delay the Closing or adversely impact the maintenance by the Parent Parties of the Minimum Net Worth and Liquid Assets).

Section 9.6                                    Entire Agreement.  This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7                                    No Third-Party Beneficiaries.  This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for (i) the provisions of Section 6.8 (which shall be to the benefit of the parties referred to in such section), (ii) the rights of the holders of Company Common Stock and Company Restricted Stock to receive the Merger Consideration after the Effective Time in accordance with Article III, (iii) the rights of the holders of Company Options after the Effective Time as provided in Section 3.4, (iv) the rights of the holders of Company Preferred Stock to receive the amounts to which they are entitled in connection with the Preferred Stock Redemption in accordance with Section 3.3, and (v) the provisions of Section 8.2, Section 8.3(e), Section 8.5, this Section 9.7, Section 9.11(a), Section 9.12 and Section 9.13 (which shall be to the benefit of the Lenders and their respective successors and assigns). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person.  The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto and may have been qualified by certain disclosures not reflected in the text of this Agreement.  Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8                                    Equitable Relief.  Except as otherwise provided in Section 8.3(d), the parties hereto agree that irreparable harm, for which monetary damages would be an inadequate remedy, shall occur in the event that any party hereto does not perform a provision of this Agreement (including, failing to take such action as may be required to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms, or otherwise breaches any such provision.  Accordingly, the parties acknowledge and agree that, in addition to any other remedy or remedies to which they are or may be entitled at Law or in equity, a party shall be entitled to an injunction, specific performance, and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to specific enforcement of this Agreement.  Each party agrees that it will not oppose the granting of an injunction, specific performance, or other equitable relief on the basis that any other party has an adequate remedy at Law or that an award of specific performance would be inappropriate for any reason at Law or in equity.  A party seeking an injunction or injunctions to prevent breaches of this Agreement, or specific enforcement of this Agreement shall not be required to provide any bond or other security in connection therewith.

Section 9.9                                    Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10                             Governing Law. This Agreement and all Actions (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of the Parent Parties, Merger Sub or the Company shall be governed by, and construed in accordance with, the internal laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 9.11                             Consent to Jurisdiction.

(a)                                 Each party hereto hereby irrevocably consents and submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland for the purpose of any Action (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of any party hereto, and each party hereto hereby irrevocably agrees that all claims asserted in or arising from such Action shall be heard and determined only by a Maryland state court or the United States District Court for the District of Maryland.  Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against a Lender in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b)                                 Each party hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law and (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Maryland state court of the United States District Court for the District of Maryland. Each of the Parent Parties, Merger Sub and the Company agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12                             WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE

TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT FINANCING OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.  EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13                             Liability of Financing Sources.  Notwithstanding anything to the contrary contained herein, the Company (on behalf of the Company and the Company Subsidiaries) agrees that neither it nor any of the Company Subsidiaries or stockholders of the Company (other than Parent or Merger Sub) shall have any rights or claims against any Lender in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at Law or equity, in contract, in tort or otherwise.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Company, the Parent Parties and Merger Sub have caused this Agreement to be duly executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

INLAND REAL ESTATE CORPORATION

By:	/s/ Thomas D’Arcy
	Name:	Thomas D’Arcy
	Title:	Chairman

DRA GROWTH AND INCOME FUND VIII, LLC

By:	Manageco VIII LLC, its managing member

	By:	/s/ Jean Marie Apruzzese
Name: Jean Marie Apruzzese
Title: Vice President

DRA GROWTH AND INCOME FUND VIII (A), LLC

By:	Manageco VIII LLC, its managing member

	By:	/s/ Jean Marie Apruzzese
Name: Jean Marie Apruzzese
Title: Vice President

MIDWEST RETAIL ACQUISITION CORP.

By:	/s/ Jean Marie Apruzzese
Name: Jean Marie Apruzzese
Title: Vice President

Exhibit A

Form of Company REIT Opinion

[Exhibit A]

[Date]	DRAFT

[Parent Name]

[Parent Address]

Re: REIT Status of Inland Real Estate Corporation

Ladies and Gentlemen:

We have acted as counsel to Inland Real Estate Corporation, a Maryland corporation (the “Company”), in connection with the merger (the “Merger”) with and into the Company of Midwest Retail Acquisiton Corp., a Maryland corporation (“Merger Sub”), an indirect subsidiary of DRA Growth and Income Fund VIII, LLC, a Delaware limited liability company, and DRA Growth and Income Fund VIII (A), LLC, a Delaware limited liability company (collectively, the “Parent Parties”), with the Company surviving. The Merger will be consummated pursuant to the Agreement and Plan of Merger dated as of December [•], 2015, by and among the Company, the Parent Parties and Merger Sub, as amended through the date hereof (the “Merger Agreement”).  We are rendering our opinion pursuant to Section 7.2(d) of the Merger Agreement regarding the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).(1)

The opinion set forth in this letter is based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinion. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinion, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to: (i) the Merger Agreement (including any exhibits and schedules thereto) and (ii) the Fifth Articles of Amendment and Restatement of the Company, dated August 2, 2013 and the Articles Supplementary Establishing and Fixing the Rights and Preferences of 6.95% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, dated October 13, 2014, as amended through the date hereof. The opinion set forth in this letter also is based on certain written factual representations and covenants made by an officer of the Company in letters to us of even date herewith (the “Officer’s Certificates”) relating to, among other things, those factual matters as are germane to the determination that the Company, and the entities in which it holds direct or indirect interests, have been formed, owned and operated in such a manner that the Company has satisfied the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificates, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

(1)  Unless otherwise stated, all section references herein are to the Code.

In our review, we have assumed, with the Company’s consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company has been operated in the manner described in the relevant Transaction Documents. We have, consequently, assumed and relied on the Company’s representations that the information presented in the Transaction Documents accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein, in the Transaction Documents may affect our conclusions set forth herein.

Furthermore, we have assumed with your consent that the Parent Parties will cause the Company to make sufficient distributions with respect to shares of capital stock of the Company in the taxable year that includes the date of this letter to maintain its status as a REIT under the Code to the extent Section 6.1(c)(iv) of the Merger Agreement operates to delay any distribution with respect to shares of capital stock of the Company until after the date of this letter.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of [•], counsel for the Company, dated as of the date hereof, that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that commencing with the Company’s taxable year that ended on December 31, 1995, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s actual method of operation has enabled it to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code.

We express no opinion on any issue relating to the Company other than as expressly stated above.

This opinion letter is rendered only to you solely for your benefit.  This opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

Sincerely yours,

DRAFT

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